TRANSPRO

TRANSPRO, INC.
2001
ANNUAL
REPORT



Our Company

Transpro, Inc. is a leading manufacturer and distributor of aftermarket and OEM heat transfer and temperature control products for automotive, truck, and industrial applications. The Company operates as two Strategic Business Groups.

The Automotive and Light Truck Strategic Business Group offers customers a broad range of products including Ready-Rad® Radiators and Ready-Aire® Heater Cores and Air Conditioning Condensers as well as the full line of Ready-Aire® Temperature Control Products.

The Heavy Duty Strategic Business Group manufactures and distributes radiator cores, complete radiators, charge air coolers, engine cooling systems, and OES components for on-highway, off-highway, and industrial applications, servicing the aftermarket and OEM segments of the market.

New Corporate Logo

In 2001 Transpro developed a new corporate logo and tagline — *The Heat Transfer Professionals*. It reflects the Company's commitment to outstanding product performance and recognizes the depth of its collective business experience.

Corporate Icons

"The Road Ahead" theme for the annual report details the strategy behind the transformation of Transpro that began in 2001 and will continue throughout 2002 and beyond. The icons that appear on this page, and throughout the annual report, symbolize and highlight key points in three separate categories. The first group highlights Transpro's **Corporate Values** that guide its actions as it conducts its business. The second group highlights **Significant Actions** and initiatives that took place in 2001 and new activities that will occur in 2002. The third group symbolizes the Company's four **Business Units** which have been organized to be customer and market focused for success.

CORPORATE VALUES

- An exemplary corporate citizen
- Employing exceptional people
- Dedicated to world-class quality standards
- Market leadership through superior customer service
- Committed to exceptional financial performance

BUSINESS UNITS

- Heat Exchanger Unit
- Ready-Aire Temperature Control Unit
- Heavy Duty OEM Unit
- Heavy Duty Aftermarket Unit

SIGNIFICANT ACTIONS

- Effective asset utilization
- Market competitiveness
- Enterprise Resource Planning (ERP) implementation
- Aluminum Heat Exchanger capabilitie
- Profitable revenue growth
- Manufacturing distribution alignmen
- Information system upgrade
- Exceptional leadership team

To Our Fellow Stakeholders:

2001 was a year of major transformation for Transpro.

During the year, strategic thinking and bold decision making established the foundation for the Company's turnaround, for the emergence of a clear strategy to build market leadership, and for our return to profitability. Today's vision of the Company's future reflects our repostured thinking about the markets we serve, the stakeholders who rely on us, and the opportunities we will pursue on "the road ahead." It is a road we will travel with a renewed commitment to delivering world-class performance, rallying around a single name, Transpro, which unites our business units, our dedication to the highest caliber of success, and our determination to realize our full potential.

As we undertook our task of improvement in the second quarter of 2001, we established several important long-term goals for the Company and an ambitious program of turnaround actions to restore Transpro to profitability. We recognized from the outset that we could not achieve this overnight and envisioned that the turnaround process would require three years to reach its full impact.

Our focus for the first year, 2001, was to "clean our house" and prepare for the second and third phases of our development. This would allow us to target profitability on operations prior to special charges in 2002 and increased profitability in 2003.

The positive impact of our strategies became evident during the second half of the year. The changes, which we started to implement during the second quarter, enabled us to achieve operating profitability in the third quarter, typically a strong period in terms of business sales activity for the Company. The drivers of this accomplishment were substantial improvements in margin, cost structure, and customer focus. These actions also benefited the Company in the fourth quarter, which is historically our weakest in this seasonal industry. While unusually warm weather, soft economic conditions, and the postponement of major customer purchasing decisions in the wake of September 11th resulted in lower sales for the period, our operating results, before restructuring charges, in the fourth quarter were significantly improved from year-earlier results.

For the year, net sales were $203.3 million. The $17.6 million loss from continuing operations before taxes and extraordinary item included $4.6 million in restructuring and other special charges associated with the launch of Transpro's strategic initiatives. These results compare with sales from continuing operations of $203.3 million and a loss from continuing operations before taxes and extraordinary item of $13.8 million for 2000. The loss in 2000 included $1.4 million of restructuring and other special charges.

More important than our full year performance is the operating performance of the Company in the second half, when many of our initial improvement programs began to take hold. We were able to reduce our loss before taxes and restructuring charges to $3.6 million, versus $9.4 million in the first half, even in the face of the late year conditions described above. In 2002, operating results will benefit from a full year's impact of these initiative programs, many of which relate to manufacturing improvements.

Even these numbers, however, do not offer a full picture of Transpro's great progress in 2001. During the year, we established ambitious initiatives for the Company that included significant reductions in debt, inventory, and costs of overhead and distribution. Our success in reducing inventory levels by $15.1 million supported funding of operations and debt reduction as well as the lowering of accounts payable. As we continue to strictly monitor and contain expenses and pursue new revenue opportunities, we are confident that this dual focus will drive future improvements to our bottom line.

A critically important element of our strategy was the restructure and reorganization of Transpro into customer-focused Business Units which we announced at mid-year. As a result, Transpro is now organized into the Automotive and Light Truck Business Group, made up of the former GDI Automotive and Light Truck Heat Exchanger Unit and the Ready-Aire Temperature Control Unit, and the Heavy Duty Business Group, made up of the former G&O Heavy Duty OEM Business Unit and the GDI Heavy Duty Aftermarket Business Unit. These units more closely reflect our future business activities as we seek to maximize the synergies available across the Company. This reorganization is now essentially complete and we will begin in 2002 to view our operating results using this new structure.

Further noteworthy accomplishments of 2001 reflect our decisiveness in resolving a number of critical and difficult business issues. Among these was a reduction of our overhead across the business, the closure of our California condenser plant, and the initiation of a distribution system redesign. The activities undertaken in our Heavy Duty OEM Unit have resulted in the recent elimination of monthly losses on an operating basis, which are expected to generate a $4 million improvement on a year-over-year basis. Where we had a "problem" in the past we now have an "opportunity" for the future.

Another key area of enhancement was in the analysis of Transpro's market competitiveness. These ongoing efforts are designed to ensure that our products and market participation consistently correspond to our greatest opportunities for profit. With that objective in mind, we took price actions on unprofitable products during the year and added tools that will enable us to make good price decisions in the future. The acquisition of an in-house aluminum core manufacturing capability for the Company, which started up during the fourth quarter of 2001, will provide major cost and quality benefits to the Company beginning in the second half of 2002.

In addition, our major product cost reduction programs allowed us to improve margins even in light of certain competitive price challenges by competitors during 2001. This program included product activities such as redesign and resourcing as well as moving product manufacturing to less costly locations. The Company's air conditioning business, the Ready-Aire Temperature Control Products Unit, made progress in posturing itself as an important supplier of products to its markets by laying the groundwork for major new business acquisitions effected early in 2002 that will begin to have an impact as the year unfolds.

In keeping with our focus on meeting customer needs, we have conducted evaluations of our manufacturing plant and branch network to ensure that we consistently deliver exceptional products, service, and value. This resulted in the closure of nine branches during the year and the initiation of our "Hub and Spoke" distribution redesign, which will be rolled out during 2002. In addition, we have committed ourselves to making each of our locations a contributor to our favorable profit progress, and we will continue to evaluate the need for further restructuring to ensure that the locations contribute to Transpro's profitability.

Finally, we have taken steps to evaluate and improve our information systems to ensure that we have the capabilities we need to serve our customers well. The rollout of our J.D. Edwards business system has provided us an opportunity to review and improve internal systems. Although this activity will be ongoing, we met our commitment to roll out our inventory control systems across our extensive distribution organization by the end of the first quarter of 2002. The improvements extend far beyond this, however, as we have initiated the system for our business financial consolidations, added new financial systems at more remote locations, and added tools that help us run the business in a more effective way.

Following this year of transformation, we can say that a revitalized and refocused Transpro Team is advancing toward command of a bigger share of each of our markets. We have much work left to do. But the improvements in our performance in the second half of 2001 give us confidence that our actions are moving us in the right direction and that our commitments will be met.

Transpro's traditional strengths endure. As always, our competitive advantages include an outstanding distribution system; a broad product coverage, low cost, well-engineered product line; strong customer relationships; a commitment to redistribution as a marketing philosophy; and a Team that includes the



An exemplary corporate citizen
Transpro is committed to a safe, accident-free workplace; to full compliance with safety, environmental, employment, and equal opportunity regulations; to active service involvements in our local communities; and to unquestioned honesty and integrity.
Market competitiveness
Effective asset utilization

"exceptional people" in our industry who are committed to superior customer service.

We have challenged every member of our organization to meet a world-class standard of performance. Our Team is determined to earn an industry-wide reputation that equates the name "Transpro" with the highest caliber of service and product quality, as "The Heat Transfer Professionals." That means meeting the promise of 100% dedication to customer needs, without fail, because that is the only acceptable standard in today's business world. It means that zero tolerance for defects no longer is an ideal or a theory; it's a demand we expect ourselves to live up to every day. Most of all, it means working in partnership with our customers to ensure that our strategies meet their needs at every level through outstanding planning activities.

Our goal is not simply to supply products, but to deliver the solutions that will drive our customers' growth and our own – because we recognize that profitability is the ultimate affirmation that a good job has been done.

We face additional challenges both within our organization and in an uncertain economy. However, we will tackle those challenges with the same vigor and determination that were the hallmarks of our significant accomplishments during 2001. We are guided by our five core values that commit Transpro to being an "Exemplary Corporate Citizen," an "Employer of Exceptional People," a "Company Dedicated to World-Class Quality Standards," a "Market Leader through Superior Customer Service," and a "Company Committed to Outstanding Financial Performance." We are confident that these values provide us with the building blocks for success and a foundation for the future.

I have a fundamental belief in people and their ability to achieve. My experience is that most of us are capable of achieving more than we realized we could. As we begin to reap the rewards of the improvements we made during the year, I am confident that our performance will validate that belief. At the beginning of 2001, we made a pledge to "accomplish more." Our Team has risen to that challenge and, in the process, revealed a wealth of increased potential in each individual, in our Company, and in the markets we serve.

All of us in the Transpro family – which includes our exceptional people, our customers, our suppliers and our other stakeholders – can be proud of the great strides we made together in 2001 toward our ultimate goals. On behalf of the Board of Directors and the entire Transpro Team, I thank you for your continued support of our Company, and I invite you to share our belief that exciting opportunities and accelerated progress toward our goals lie on "the road ahead."

Sincerely yours,

Charles E. Johnson
President & Chief Executive Officer

Transpro Leadership Team
(front row, left to right)
• Jeff Jackson, VP Human Resources & Process • Richard Wisot, VP & Chief Financial Officer • Barry Banducci, Chairman, Board of Directors • David Albert, VP Operations • Kevin O'Connor, President Ready-Aire Business Unit
(back row, left to right)
Jeffrey Schwartz, VP Sales • Lyman McWain, VP Auto/Light Truck Business Unit • Charles Johnson, President & Chief Executive Officer • Layne Gobrogge, VP Marketing • Michael Beckman, VP Heavy Duty Aftermarket Business Unit • Kenneth Flynn, VP & Corporate Controller




Enterprise Resource Planning (ERP) implementation
Aluminum Heat Exchanger capabilities
Profitable revenue growth

Automotive and Light Truck Strategic Business Group

Transpro's Automotive and Light Truck Strategic Business Group designs, manufactures and markets automotive aftermarket heating, cooling, and air conditioning products that have application coverage for more than 95% of the cars and light trucks on the road today. Its products include some of the industry's most trusted brands, such as Transpro's Ready-Rad® Radiators and Ready-Aire® Heater Cores and Air Conditioning Components.

This segment of Transpro's business includes the Heat Exchanger Unit and the Ready-Aire Temperature Control Products Unit. As a result of the Company's turnaround initiatives, this Unit launched important new customer relationships, established a strong foundation for expanding its market leadership, and implemented a redesign of its industry leading branch distribution system that, in tandem with cost reductions, is expected to promote further growth in 2002.

The heating, cooling, and air conditioning markets that Transpro serves are in the midst of major transitions that create new opportunities for the right company – one that has the flexibility and customer focus necessary not just to sell its products, but to deliver solutions. The Automotive and Light Truck Strategic Business Group is building on the foundation necessary to be that industry-leading company.

Heat Exchanger Unit

The Heat Exchanger Unit meets the needs of some of the largest and most successful retail and wholesale distribution customers, which operate more than 15,000 sales outlets throughout North America today. In 2001, the Company believes this Unit became the industry's number one seller of aftermarket radiators in North America. Its market leadership and reputation for delivering total solutions, service and support allows the Unit to pursue new goals from a position of strength.

Leveraging that strength is more important than ever as the industry itself undergoes significant changes and more niche and specialty markets emerge. In anticipation of this transition, and to ensure that Transpro maintains both its market leadership and its high levels of customer service and satisfaction, the Company devoted considerable time and resources during 2001 to developing customer plans for its major accounts and sub-markets. These customer plans will be the "road maps" for improving the level of service for its customers in 2002. By thoroughly defining customer needs, the Company remains well positioned to ensure that it responds to and meets those needs as they evolve.

Transpro also has taken critical steps to evaluate and redefine the Unit. Its ongoing redesign of the branch distribution system was launched to respond to the emergence of alternative distribution channels, optimize route delivery performance, and capitalize fully on Transpro's ability to serve the growing customer demands to provide more inventory coverage within hours of the order. The Company is rolling out a new "Hub and Spoke" branch distribution network to increase sales, lower costs, improve service and increase returns on inventory investments. By opening more Transpro outlets in smaller markets, the Company furthers its strategy of providing better service to the customer.

Like the branch restructuring, the Company's implementation of the J.D. Edwards business system across its locations also enhances Transpro's flexibility in meeting diverse customer needs more precisely. By utilizing up-to-date point-of-sale information now accessible through the system, Transpro is equipped to perform daily customer demand analyses to assure our customer that the Company can respond effectively to sales trends at individual customers and within specific markets as quickly as those trends emerge. Along with the improved

Employing exceptional people

Transpro strives to attract and retain people whose personal values are in concert with its corporate values. Ongoing personal and professional development is fundamental and embraced. Individuals are valued. Leadership creates the environment where everyone is successful in getting things done.



Heat Exchanger Unit
Manufacturing distribution alignment

customer service system, the Company will begin installing or enhancing ERP and MRP systems across the business to improve asset management and cost control.

Another critically important development in 2001 was the acquisition of in-house aluminum core manufacturing capabilities. The acquisition of the state-of-the-art facility is expected to provide major benefits to Transpro, including greater control over the manufacture of a growing segment of its unit sales, higher quality, lower cost production, and improved inventory management. The benefits are expected to begin in the second half of 2002.

The initiatives launched in 2001 set the stage for the streamlined Company to pursue ambitious new goals during 2002. Today, the Heat Exchanger Unit has enhanced its customer responsiveness, improved manufacturing efficiency and productivity, reduced its costs, and is more focused on furthering these accomplishments. Transpro will continue throughout 2002 to concentrate on closely managing inventory, optimizing its pricing, and maximizing its responsiveness to customer needs. The Company's commitment to these goals reflects its determination to retain its leadership in this highly competitive market, and earn an even stronger position in the industry in the future.

Ready-Aire Temperature Control Products Unit



Just as the Heat Exchanger Unit represents the levels of market leadership Transpro already has established, the Ready-Aire Temperature Control Products Unit represents opportunities for market leadership in a different product arena. The $600 million Air Conditioning Components aftermarket presents Transpro with exciting prospects for competing and winning business, while achieving greater long-term profitability.

With a very small number of suppliers dominating the Air Conditioning Components market, buyers are increasingly looking to diversify their roster of vendors in order to reduce costs, reduce inventories and increase product accessibility. That trend plays to one of Transpro's greatest competitive strengths: the quality of its customer relationships. The Company's existing Heat Exchange customers already serve a substantial segment of this market through their distribution systems. A key element of Transpro's growth strategy is to extend its success in meeting their needs with a wider range of products, service and support.

To prepare for this opportunity and maximize its profitability, Transpro reduced inventory, strengthened its processes, and streamlined the Unit's operations during 2001. The restructured Unit today has enhanced its communications enterprise-wide; has moved toward a transition to wholesale/retail distribution; enhanced its manufacturing capacity and has increased its flexibility to meet customer needs.

A particularly noteworthy development is the Unit's move toward just-in-time processes. These changes support Transpro's growth objectives by facilitating a more accurate production schedule; enhancing inventory tracking, management, and projections; and improving overall responsiveness to customer needs.

Another important accomplishment was the Company's progress in improving its air conditioning compressor capacity during 2001. Compressors, a key product in this market, represent a sizeable sales opportunity for Transpro. By increasing its capacity in this product area, the Company is better positioned to respond to customer needs and, as a consequence, pursue and realize its sales market growth objectives.

With these initiatives in place, Transpro is launching its strategy for growth. Initial customer response to these manufacturing and marketing initiatives has been very encouraging, and today the Company is working diligently to manage its success in generating new customer programs in this market.


Information system upgrade
Ready-Aire Temperature Control Unit
Dedicated to world-class quality standards
Transpro celebrates a culture of quality that applies to both individual performance and the entire enterprise. We continually work toward product and process improvements that will allow us to achieve "zero defects" in all that we do.

Heavy Duty Strategic Business Group

Transpro's Heavy Duty Strategic Business Unit manufactures individual heat exchange component parts and systems for original equipment manufacturers (OEMs) and the aftermarket. The OEM Unit provides its customers with engine cooling systems, complete radiators, charge air coolers, and OE service components. The Aftermarket Unit manufactures and distributes radiator cores, complete truck radiators, and charge air coolers for on-highway, off-highway, and industrial applications.

During 2001, the Company's Heavy Duty businesses' focus was on improving productivity and profitability. Supported by new information systems and a rigorous review of inventory and sales data, Transpro is actively pursuing enhanced market position for its OEM and aftermarket lines of products. It will continue to plot a course to merge the strengths of these two Units. In this context the Company intends to better utilize its overall assets, both human and equipment, by addressing manufacturing, engineering, and market decisions on a coordinated basis. An example of this is the transfer of production between plants of the two Units in order to improve quality and cost.

Transpro sees a market opportunity in the Heavy Duty segment, and it is better prepared than ever to seize it. As the Company continues to implement process and organizational enhancements, it will further strengthen its ability to meet customer needs efficiently, effectively, and profitably.

Heavy Duty OEM Unit



The Heavy Duty OEM Unit underwent significant change in 2001 as it was repostured after several years of operating losses. The improvements have been dramatic and are a testament to the efforts of its people and to their resilience. During the year significant improvements in business processes as well as price increases have moved the Unit, as a first step, toward a goal of eliminating losses by the end of the first quarter of 2002. Over many years of experience this Unit has earned a reputation for engineering creativity and excellence, and this has been enhanced in 2001 by improvements to the Company's computer aided design systems and through integration of engineering activities across all the Business Units. In this way the Company has become more efficient while sharing information across all its business platforms.

In its manufacturing locations, the Company has significantly reduced its costs of production and made major improvements in production quality through process improvement. In addition, it began an initiative to relocate production of key products to lower cost locations within its system, including its Mexico plant. As part of the Company's overall focus on better asset utilization, the Company reduced its inventories by $15.1 million during 2001 as it began to employ more lean manufacturing techniques. This effort will continue as it addresses attaining "World-Class" performance in the segment.

There are considerable opportunities to profitably grow this segment in the future through targeted customer activity. As such, the OEM Unit will be initiating this activity from a newly strengthened base. And, in terms of market focus, it plans to further diversify its customer base, thereby providing a more stable platform, which is not so dependent on the Heavy Truck market for its livelihood.

Heavy Duty Aftermarket Unit



The Heavy Duty Aftermarket Unit provides unique "same or next day" service to heavy duty customers across the nation through its extensive eleven-plant regional production capability. The Company prides itself in serving its customers well in all its geographic markets. However, to ensure its



EXPRESS
Market leadership through superior customer service
Transpro works with customers in a full business partnership to establish a path of mutual success. By understanding and, without fail, meeting our customers' needs, we become the most respected and appreciated supplier in our industry.
Heavy Duty OEM Unit
Exceptional leadership team

future competitiveness, during 2001, the Company invested considerable energy and imagination into ensuring that the Heavy Duty Aftermarket Unit is properly focused on understanding and meeting its customers' needs. As part of this effort the Company has reorganized its leadership activities around regional "location managers" who are responsible for all aspects of customer service and production activities for their respective areas. This activity goes hand-in-glove with the Hub and Spoke distribution system being rolled out concurrently. These location managers will prepare business plans and target customers to achieve sales and profit growth in their areas.

In order to improve its operating performance, the Unit raised prices, accomplished material and process cost reductions, and achieved inventory reductions in 2001. Further initiatives were launched to enhance efficiency and cost-effectiveness including retooling at plants, product design and redesign efforts, and analysis of product profitability. These activities will continue throughout 2002.

During 2001, Transpro also achieved important successes in close cooperation with its suppliers. The benefits realized by the Company through these enhanced relationships offer great opportunities to improve the business advantages it can deliver to its customers. Equally important, and in keeping with the Company's commitment to continual process and organizational improvement, Transpro is taking action to enhance the quality of its products and processes at its aftermarket regional heavy duty plants, which are leaders in their served market.

Going forward, the Unit will concentrate on enhancing capacity utilization and working to ensure that each of its facilities is broadly equipped to maximize responsiveness to its customers' needs. During 2002 the Company also will begin the process of attaining full in-house production capabilities in charge air coolers and complete heavy duty radiators. These actions will enhance its cost position and further improve its control over product quality.

The Unit's incremental business opportunities have been defined, and the Company is confident that it will reach and sustain profitability in its Heavy Duty Aftermarket Unit once its strategies for improvement have had time to achieve their full impact.

Transpro recognizes that the ability to meet customer needs – with unexcelled service, product quality and value – is the foremost driver of increased market share. With a proven customer model already in place, the Heavy Duty Aftermarket Unit is well positioned to, over time, take full advantage of its long-term market opportunities and contribute to Transpro's ongoing profitability and growth.



Committed to outstanding financial performance
By incorporating these values into all business practices/behaviors, Transpro will consistently achieve industry leading financial returns for its shareholders.
Heavy Duty Aftermarket Unit

Corporate Office

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
phone 203.401.6450

Stock Exchange Listing Common Stock:

New York Stock Exchange Ticker Symbol: TPR

Board of Directors

William J. Abraham, Jr.
Partner,
Foley & Lardner

Barry R. Banducci
Chairman of the Board,
Transpro, Inc.

Philip Wm. Colburn
Chairman of the Board,
Allen Telecom, Inc.

Charles E. Johnson
President and Chief Executive Officer,
Transpro, Inc.

Paul R. Lederer
Former Executive Vice President,
Worldwide Aftermarket,
Federal-Mogul Corporation

Sharon M. Oster
Frederic D. Wolfe Professor of
Management and Entrepreneurship,
Yale University School of Management

F. Alan Smith
Former Executive Vice President,
General Motors Corporation

Corporate Officers

Charles E. Johnson
President and Chief Executive Officer

David J. Albert
Vice President, Operations

Jeffery L. Jackson
Vice President, Human Resources
and Assistant Secretary

Richard A. Wisot
Vice President, Treasurer, Secretary,
and Chief Financial Officer

Kenneth T. Flynn, Jr.
Vice President and Corporate Controller

Business Unit Managers

Lyman J. McWain
Automotive and Light Truck Heating
and Cooling Systems

Michael E. Beckman
Aftermarket Heavy Duty Products

David J. Albert
OEM Heavy Duty Products

Kevin J. O'Connor
Ready-Aire Aftermarket Air Conditioning Parts

Registrar & Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
1.800.937.5449

Counsel

Wiggin & Dana LLP
New Haven, Connecticut

Independent Accountants

PricewaterhouseCoopers LLP
Hartford, Connecticut

Investor Relations

Morgen-Walke Associates
New York, New York

Investor Information

In order to receive, without charge, a copy of the annual report on Form 10-K, which was filed with the Securities and Exchange Commission, please write to:

Investor Relations Department
Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513

Additional information on the Company can also be found at our Internet web site: www.transpro.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-13894

TRANSPRO, INC.

(Exact name of Registrant as specified in its charter)

Delaware	34-1807383
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

100 Gando Drive, New Haven, Connecticut 06513
(Address of principal executive offices, including zip code)

(203) 401-6450
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par Value (together with associated Preferred Stock purchase rights)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of voting and non-voting common stock held by non-affiliates of the Registrant at March 1, 2002 was $18,586,487. On that date, there were 6,981,889 outstanding shares of the Registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

Exhibit Index is on pages 43 through 45 of this report.

TRANSPRO, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
Year Ended December 31, 2001

[THIS PAGE INTENTIONALLY LEFT BLANK.]

PART I

Item 1. Business

Transpro, Inc. (the "Company") designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive aftermarket. In addition, the Company manufactures and distributes radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for original equipment manufacturers ("OEMs") of heavy trucks and industrial and off-highway equipment and the heavy duty heat exchanger aftermarket. A description of the particular products manufactured and the services performed by the Company in each of its market segments is set forth below.

Origins of the Business

The Company's origins date back to 1915 when a predecessor of the Company's G&O division commenced operations in New Haven, Connecticut as a manufacturer of radiators for custom built automobiles, fire engines and original equipment manufacturers. Allen Telecom Inc. ("Allen," formerly The Allen Group Inc.) acquired G&O in 1970 as part of its strategy to become a broad-based automotive supplier. The Company's GO/DAN Industries ("GDI") division was formed in 1990 when Allen contributed a portion of its G&O division and other assets, which together represented all of Allen's aftermarket radiator business, and Handy & Harman contributed substantially all of the assets of its then wholly-owned subsidiaries, Daniel Radiator Corporation, Jackson Industries, Inc., Lexington Tube Co., Inc. and US Auto Radiator Manufacturing Corporation, to form a 50/50 joint venture partnership.

In 1995, Allen contributed all of the assets and liabilities of G&O, its specialty fabricated metal products business and Allen's interest in GDI to the Company. Immediately thereafter, Allen caused GDI to redeem Handy & Harman's ownership interest in GDI. On September 29, 1995, Allen spun off the Company to Allen's stockholders. The Company added replacement automotive air conditioning condensers to its aftermarket product line with the acquisition of substantially all of the assets, and the assumption of certain liabilities, of Rahn Industries effective August 1996. The Company added replacement automotive air conditioning parts to its aftermarket product line with the acquisition of the outstanding stock of Evap, Inc., which subsequently became Ready-Aire, in a purchase transaction effective August 1, 1998. The Company added re-manufactured automotive air conditioning compressors to its aftermarket product line with the acquisition of the outstanding stock of A/C Plus, Inc. in a purchase transaction effective February 1, 1999, which became part of Ready-Aire.

In 1999, the Company decided to concentrate its efforts on its heating and cooling systems business. Effective May 5, 2000, the Company sold substantially all of the assets and liabilities of its specialty metal fabrication business to Leggett & Platt, Incorporated in a transaction valued at $37.5 million, comprised of $28.7 million in cash and the assumption of $8.0 million of Industrial Revenue Bonds due in 2010 and an unfunded pension liability of $0.8 million. The company recorded a gain of $6.0 million, net of $3.8 million of tax.

Current Structure and Recent Developments

The Company is comprised of three operating divisions that supply products and services to the automotive and truck aftermarkets and original equipment manufacturers of trucks and other industrial products. These operating divisions are GDI, G&O, and Ready-Aire. GDI is a producer of replacement radiators and other heat transfer products for the automotive and truck aftermarkets. G&O produces and supplies radiators, charge air coolers, and engine cooling system components for OEMs of heavy trucks, and industrial and off-highway equipment. Ready-Aire is a manufacturer and distributor of replacement automotive air conditioning parts for the automotive aftermarket and a re-manufacturer of air conditioning compressors primarily for import applications in the automotive aftermarket.

Early in 2002, the Company announced that it would be reorganizing into two strategic business units ("SBU") based on the type of customer served — Auto and Light Truck and Heavy Duty. The Auto and Light Truck SBU would be serviced by a heat exchanger unit and a temperature control products unit.

The heat exchanger unit was previously the largest portion of GDI while Ready-Aire represented the temperature control business. The Heavy Duty SBU will consist of both an OEM and Aftermarket unit. The OEM unit consists of the G&O business while the aftermarket was included in GDI. This new structure is designed to improve customer focus. Commencing in 2002, the Company will report its results using these new business segments. The Company also plans to de-emphasize the use of the GDI, G&O and Ready Aire names and have all product names, including the well known trade names Ready-Rad® Radiators, and Ready-Aire® Heater Core and Air Conditioning Components, associated with Transpro, Inc.

Markets

The automotive and heavy truck parts industries target two distinct markets, the aftermarket and the OEM market. The products and services used to maintain and repair automobiles, vans, light trucks and heavy trucks, as well as accessories not supplied with such vehicles when manufactured, form the respective automotive and heavy truck aftermarkets. The manufacture of individual component parts for use in the original equipment manufacturing process of automobiles, vans and light trucks forms the automotive OEM market and the manufacture of individual components for use in the original equipment manufacturing process of heavy trucks and other heavy equipment forms the heavy duty OEM market. The Company sells its products and services principally to the automotive and heavy duty aftermarkets, as well as the heavy duty OEM market.

Principal Products and Services

The Company designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive aftermarket. In addition, the Company manufactures and distributes radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for OEMs of heavy trucks and industrial and off-highway equipment and the heavy truck aftermarket. A description of the particular products manufactured and the services performed by the Company in each of its market segments is set forth below.

Aftermarket Heating and Cooling Systems

The Company provides one of the most extensive product ranges of high-quality radiators, radiator cores, heater cores and air conditioning condensers to the automotive and heavy duty aftermarkets. The Company's primary radiator and heater manufacturing facility in Nuevo Laredo, Mexico is ISO-9002 certified, which is an internationally recognized verification system for quality management. In addition to its standard models, the Company can produce and deliver special orders typically within 24 hours through its 11 regional plants and 40 branch locations.

The purpose of a radiator is to cool the engine. A radiator acts as a heat exchanger, removing heat from engine coolant as it passes through the radiator. The construction of a radiator usually consists of: the radiator core, which consists of coolant-carrying tubes and a large cooling area often made up of metal fins; a receiving (inlet) tank; a dispensing (outlet) tank; and side columns. In operation, coolant is pumped from the engine to the inlet tank where it spreads over the tops of the tubes. As the engine coolant passes through the tubes, it loses its heat to the air stream through the fins connected to the tubes. After passing through the tubes, the reduced temperature coolant enters the outlet tank and is then re-circulated through the engine.

Complete Radiators. The Company's lines of complete radiators are produced for automobile and light and heavy truck applications and consist of more than 700 models, which are able to service approximately 90% of the automobiles in the United States. The Company has established itself as an industry leader with its well-recognized line of Ready-Rad® radiators. The Ready-Rad® Plus line with adaptable fittings has become popular because of its ability to fit the requirements of a broad line of vehicles, enabling distributors to service a larger number of vehicles with lower inventory levels. During 2001, the Company acquired the capability to produce aluminum radiator cores in-house.

The Company introduced its Ready Rad® Heatbuster ("Heatbuster") line of complete radiators in 1994. This line of replacement radiators is specially designed to provide approximately 20% more cooling capability than a standard radiator. The Heatbuster line is an ideal replacement radiator for vehicles, which are used for towing, hauling, plowing, or off-highway purposes, and as a result, it has been particularly popular in the growing light truck market of the automotive fleet.

Radiator Cores. A radiator core is the largest and most expensive component of a complete radiator. The Company's Ready-Core® line consists of 2,500 models of radiator cores for automobiles and light trucks. Given the wide range of cores required by today's automobile and truck fleet, there are many times when a specific core is not readily available. In these cases, the Company can produce a new core, on demand, within several hours. The Company is able to provide same day service to virtually the entire United States using its 11 strategically positioned regional manufacturing plants.

Heavy truck and industrial cores are heavy-duty units, which are constructed of extremely durable components in order to meet the demands of the commercial marketplace. The Company produces approximately 13,000 models of industrial cores, and these products serve many different needs in a variety of markets. In general, a heavy truck or industrial core is much larger than an automotive core and typically sells for three to four times the price of an automotive core.

Heater Cores. The Company produces more than 350 different heater core models for domestic and foreign cars and trucks, which cover the requirements for more than 95% of today's automotive fleet. A heater core is part of a vehicle's heater system through which heated coolant from the engine cooling system flows. The warm air generated as the liquid flows through the heater core is then propelled into the vehicle's passenger compartment by a fan.

The Company's Ready-Aire® line of heater cores is recognized as an industry leader and its models utilize both cellular and tubular technology. Traditional heater cores utilize folded metal cellular construction to transport coolant through the unit, while the more modern models transport coolant through tubes. The Company introduced its tubular CT Ready-Aire® line of heater cores in 1988.

Radiator Parts and Supplies. The Company sells radiator shop supplies and consumable products used by its customers in the process of radiator repairs. The Company's extensive line includes radiator parts, small hand tools and equipment, solders and fluxes. The Company is one of the largest domestic suppliers of stamped metal radiator parts, supplying these parts to regional core manufacturers throughout the United States.

Air Conditioning Condensers. Automotive air conditioning condensers were added to the Company's product line in 1996. Air conditioning condensers are a component of a vehicle's air conditioning system designed to convert the air conditioner refrigerant from a high-pressure gas to a high-pressure liquid by passing it through the air-cooled condenser. More than 750 condenser part numbers are currently cataloged and distributed under the Ready-Aire® brand.

Air Conditioning Parts

Through its air conditioning parts division, the Company provides one of the most extensive catalogs of replacement automotive air conditioning parts and compressors to the automotive and truck aftermarkets.

Compressors. The Company re-manufactures more than 1,500 models of replacement air conditioning compressors for import applications in the automotive and truck aftermarkets. The Company also sells approximately 2,000 air conditioning compressor models for replacement in both the domestic and import automotive and truck aftermarkets. The compressor is designed to compress low-pressure vapor refrigerant, which it draws from the evaporator into a high-pressure gas. This gas is then pumped to the condenser.

Accumulators. The Company offers over 500 accumulator models. Accumulators act as a reservoir that prevents liquid refrigerant from reaching the compressor. The accumulator uses a drying agent to remove moisture from the system and a filter screen to trap any solid contaminants.

Evaporators. The Company offers over 400 evaporator models. Automotive air conditioning evaporators are designed to remove heat from the passenger compartment. The core is generally located under the dashboard or adjacent to the fire wall and functions as a heat exchanger by passing low pressure liquid refrigerant through its passageways and forcing warm air from the passenger compartment over the core. The refrigerant becomes a low-pressure vapor and is then re-compressed by the compressor and re-circulated.

Air Conditioning Parts and Supplies. The Company sells an extensive line of other air conditioning parts and supplies. These other component parts include driers, hose and tube assemblies, blowers and fan clutches.

OEM Heat Transfer Systems

The Company designs, manufactures and markets radiators, radiator cores, charge air coolers and engine cooling systems to OEMs. All products are custom designed and produced to support a variety of unique OEM engine cooling configurations for heavy-duty trucks, buses, specialty equipment and industrial applications such as construction and military vehicles and stationary power generation equipment. The Company's Jackson, Mississippi production facility is ISO 9002 certified and is currently employing QS-9000 principles in anticipation of obtaining QS-9000 certification in the future.

Radiators. The Company custom designs, manufactures and sells a wide range of different models of radiators, which are specifically designed and engineered to meet customer specifications. The Company's radiators are specifically engineered to withstand a variety of demanding customer applications. The Company's radiators are sold under the widely-recognized Ultra-Fused® brand name utilizing welded tube-to-header core construction and are specifically engineered to meet customer specifications to withstand a variety of demanding customer applications.

Charge Air Coolers. The Company offers its OEM customers a wide range of different models of aluminum charge air coolers. A charge air cooler is a device that is used to decrease the temperature of air from a turbocharger that is used by the engine in its combustion process, which in turn improves the operating efficiency of the engine and lowers its emission levels. The Company believes that the demand for charge air coolers will continue to increase as the Company's customers face increasing pressure to produce vehicles and equipment that are more fuel efficient and less polluting. In 1999, the Company obtained a U.S. Patent relating to its proprietary Ultra ◦ Seal® grommetted charge air cooler. This product offers significant improvements in performance and reliability and exceeds current industry guidelines for durability.

Engine Cooling Systems. The Company offers a wide range of different configurations of custom engine cooling systems to OEMs depending on customer requirements. These systems typically consist of a radiator and charge air cooler plus ancillary components to suit each OEM's requirement preferences. Additional components to each system may include air conditioning condenser, oil or fuel coolers, shroud, guards, fan, hose and piping. The Company has experienced a significant OEM interest and emerging preference towards the supply of a complete cooling system.

Financial Information About Industry Segments, Export Sales and Domestic and Foreign Operations

The Company presently operates in two business segments, Aftermarket Heating and Cooling Systems and OEM Heat Transfer Systems. Applicable segment information appears in Note 16 of the Notes to Consolidated Financial Statements contained in Item 8 of this Report. Export sales from North America and sales to any one foreign country were below 10% of net trade sales in the years ended December 31, 2001, 2000 and 1999.

Customers

The Company sells its products and services to a wide variety and large number of industrial and other commercial customers. The Company sells its aftermarket products to national retailers of aftermarket automotive products (such as AutoZone, Pep Boys, CSK and O'Reilly), warehouse distributors, radiator shops, parts jobbers and, to a lesser extent, OEMs. The Company supplies OEM heat transfer systems, to OEMs of heavy duty trucks such as Paccar and Mack, and OEMs of industrial and off-highway equipment, such as Cummins Power Generation and Oshkosh Truck Corporation.

The Company's largest customer during 2001, 2000 and 1999 was AutoZone. AutoZone accounted for approximately 19%, 20% and 12% of net sales for 2001, 2000 and 1999, respectively. No other customer individually represented more than 10% of net trade sales in any of the years reported.

Sales and Marketing

The Company maintains a separate sales and marketing department at its two principal operating units. By focusing its sales effort at the operating unit level, the Company enables its sales staff to develop a thorough understanding of such unit's technical and production capabilities and of the overall market in which such unit operates. The Company has approximately 150 individuals involved in sales and marketing efforts. The Company also utilizes independent sales representatives to aid in its outside sales efforts in the Aftermarket channels.

Competition

The Company faces significant competition within each of the markets in which it operates. In its Aftermarket Heating and Cooling Systems product lines, the Company believes that it is among the major manufacturers and that competition is widely distributed. The Company competes with the national producers of heat transfer products, such as Modine Manufacturing ("Modine"), Visteon and other internal operations of OEMs and, to a lesser extent, local and regional manufacturers. The Company's primary competition in the air conditioning replacement parts business includes Four Seasons, a division of Standard Motor Products, as well as numerous regional operators. The Company believes it can utilize its established distribution system to expand its air conditioning parts business nationally. The Company's principal methods of competition include product design, performance, price, service, warranty, product availability and timely delivery.

With respect to its OEM Heat Transfer Systems segment, the Company competes with national producers of heat transfer products, such as Modine, Valeo Engine Cooling Systems and Behr GmbH & Co. The Company principally competes for new business both at the beginning of the development phase or offering of a new model and upon the redesign of existing models used by its major customers. New model development generally begins two to three years prior to the marketing of the vehicle to the public. Once a producer has been designated to supply components to a new program, an OEM will generally continue to purchase those components from the designated producer for the life of the program.

Intellectual Property

The Company owns a number of foreign and US patents and trademarks. The patents expire on various dates from 2009 to 2019. In general, the Company's patents cover certain of its radiator, charge air cooler and air conditioning accumulator manufacturing processes. The Company has entered into licensing and other agreements with respect to certain patents, trademarks and manufacturing processes it uses in the operation of its business. The Company believes that it owns or has rights to all patents and other technology necessary for the operation of its business. The Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole.

Raw Materials and Suppliers

The principal raw materials used by the Company in its Aftermarket Heating and Cooling Systems and OEM Heat Transfer Systems product lines are copper, brass and aluminum. Although copper, brass, aluminum and other primary materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company believes this strategy results in purchasing and operating economies. Outokumpu, a Swedish corporation, supplied the Company with approximately 100% of its copper and brass requirements in 2001, 2000 and 1999. The Company sourced all its aluminum needs from Alcoa Inc. during 2001. The Company has not experienced any significant supply problems in its operations and does not anticipate any significant supply problems in the foreseeable future.

The Company typically executes purchase orders for its anticipated copper and brass requirements approximately three to six months prior to the actual delivery date. The purchase price for such copper and brass is established at the time orders are placed by the Company and not at the time of delivery. Copper prices began to rise during the middle of 1999, leveled off during 2000 and declined during 2001.

Backlog

Backlog consists primarily of product orders for OEM heat transfer system products for which a customer purchase order has been received and is scheduled for shipment within 12 months. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels. Backlog was approximately $4.1 million at December 31, 2001, compared to $4.9 million at December 31, 2000. The Aftermarket typically operates on a short lead time order basis. As such, backlog is not indicative of future overall sales levels.

Seasonality

The Company expects the second and third quarters to be positively impacted, and the first and fourth quarters to be negatively impacted, by the operating results of the Aftermarket Heating and Cooling Systems segment, which typically experiences higher sales during the summer months, as the demand for replacement radiators and air conditioning parts and supplies increases, and lower sales during the winter months. Historically, the OEM Heat Transfer Systems segment has experienced a decrease in revenues and operating income during the fourth quarter as results are affected by scheduled plant shut-downs for the holiday season.

Research and Development

Research and development expenses were approximately $0.2 million for each of the three years ended December 31, 2001.

Employees

At December 31, 2001, the Company had approximately 1,568 employees. Of these employees, approximately 701 were covered by collective bargaining agreements. The Company's collective bargaining agreements are independently negotiated at each manufacturing facility and expire on a staggered basis. Approximately 73% of the Company's unionized employees are employed at the Company's Mexico plant and are represented by a local Mexican labor union. The Company has successfully re-negotiated collective bargaining agreements over the last several years and feels labor relations are good, although there can be no assurance that the Company will not experience work stoppages in the future.

Environmental Matters

As is the case with manufacturers of similar products, the Company uses certain hazardous substances in its operations, including certain solvents, lubricants, acids, paints and lead, and is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended), the Clean Water Act of 1990 (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). The Company believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental related liabilities might exist with respect to an industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operation or liquidity of the Company.

The Company currently does not anticipate any material adverse effect on its consolidated results of operations, financial condition or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material environmental liabilities and compliance charges will not arise.

Item 2. Properties

The Company maintains its corporate headquarters in New Haven, Connecticut and conducts its operations through the following principal facilities:

Location	Approximate Square Footage	Owned/ Leased	Product Line	Lease Expiration
Memphis, Tennessee......	234,200	Leased	Distribution and warehouse for heat exchange products	2007
New Haven, Connecticut..	158,800	Owned(1)	Administrative headquarters, tubes for aftermarket and original equipment radiators, test facility	—
Jackson, Mississippi.......	135,900	Owned	Manufacture of original equipment radiators	—
Nuevo Laredo, Mexico....	130,000	Leased	Manufacture of heat exchange products	2005
Arlington, Texas	125,000	Leased	Manufacturer of remanufactured air conditioning compressors, air conditioning parts and supplies	2012
Dallas, Texas	50,100	Leased	Manufacture of heat exchange products	2006
Laredo, Texas............	42,800	Leased	Warehouse of heat exchange products	2002
Maquoketa, Iowa.........	38,000	Leased	Manufacture of parts and tooling for heat exchange products	2005

(1) Subject to IRB financing arrangements.

The Company believes its property and equipment are in good condition and suitable for its needs. The Company has sufficient capacity to increase production with respect to its replacement radiator and original equipment product lines and its air conditioning replacement parts business. In its Aftermarket Heating and Cooling Systems segment, the Company maintains a nationwide network of eleven manufacturing and forty branch locations which enable the Company to provide its customers, generally, with same day delivery service. All of the branch facilities are leased and vary in size from 6,000 square feet to 20,000 square feet. Information about long-term rental commitments appears in Note 15 of the Notes to Consolidated Financial Statements contained in Item 8 of this Report.

Item 3. Legal Proceedings

Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment-related claims. In the opinion of management, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2001.

Name	Age	Served as Officer Since	Position or Office With the Company & Business Experience During Past Five-Year Period
Charles E. Johnson . . .	56	March 2001	President, Chief Executive Officer and Director of Transpro,Inc., since 2001; Chief Executive Officer of Canadian General-Tower, Ltd., 1997 through 2001 and, from 1996 President and Director; President and Chief Operating Officer of Equion Corporation, 1993 through 1996.
Jeffrey L. Jackson	54	August 1995	Vice President Human Resources of Transpro, Inc., since 1995.
Richard A. Wisot.	56	June 2001	Vice President, Treasurer, Secretary and Chief Financial Officer of Transpro, Inc. since 2001; Vice President, Treasurer and Chief Financial Officer of Ecoair Corp., 1997 through 2001; Vice President, Controller, Chief Accounting Officer of Echlin Inc.,1990 through 1996.
David J. Albert	54	June 2001	Vice President, Operations of Transpro, Inc., since 2001;President and Chief Executive Officer of Hayden Industrial Products from 1996 through 2000.
Kenneth T. Flynn, Jr. .	52	September 2001	Vice President and Corporate Controller of Transpro, Inc. since 2001; Consultant, 1999 through 2000; Vice President and Corporate Controller of Echlin Inc. from 1997 through 1999; Assistant Corporate Controller of Echlin, Inc. from 1985 through 1997.

All officers are elected by the Board of Directors.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange. The number of beneficial holders of the Company's common stock as of the close of business on March 1, 2002, was approximately 3,000. Information regarding per share market prices and dividends declared for the Company's common stock is shown below for 2001 and 2000. Market prices are closing prices quoted on the New York Stock Exchange, the principal exchange market for the Company's common stock. The Company discontinued its quarterly common stock cash dividend in September 2000. Under the provisions of the Loan Agreement entered into on January 4, 2001, the Company is prohibited from paying common stock dividends.

	Year Ended December 31, 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Market price of common stock				
High	$3.20	$3.80	$3.80	$4.00
Low	$2.31	$2.45	$3.00	$2.29
	Year Ended December 31, 2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Market price of common stock				
High	$6.50	$6.00	$5.19	$3.69
Low	4.19	4.25	3.06	2.13
Dividends per common share	0.05	0.05	—	—

As a result of recording the deferred tax valuation allowance, stockholders' equity at December 31, 2001 fell below the $50 million minimum threshold for continued listing on the New York Stock Exchange (NYSE). In accordance with NYSE procedures, the Company will present a plan advising the NYSE of definitive actions that will result in compliance with this threshold within the next eighteen months. Should the Company be de-listed by the NYSE, it would seek to list its common stock on another exchange or trading market.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8-Financial Statements and Supplementary Data." The Company sold its Specialty Metal Fabrication Segment effective May 5, 2000. Results of operations prior to the sale have been shown as income from discontinued operations in the consolidated financial statements.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except share data)				
Statement of Operations Data:					
Net sales	$203,312	$203,320	$205,563	$195,592	$182,137
Gross margin(1) (4)	25,531	26,531	42,041	35,018	28,077
Restructuring and other special charges	3,652	1,407	325	—	758
(Loss) income from continuing operations before extraordinary item	(20,308)	(9,234)	5,099	(447)	(3,516)
Income from discontinued operation, net of tax	—	440	1,717	2,094	11,391
Gain on sale of discontinued operation, net of tax	—	6,002	—	—	—
Loss on debt extinguishment	(530)	—	—	—	—
Net (loss) income	(20,838)	(2,792)	6,816	1,647	7,875
Basic (loss) income per common share:					
Continuing operations	$ (3.09)	$ (1.43)	$ 0.77	$ (0.07)	$ (0.54)
Discontinued operation	—	0.07	0.26	0.32	1.74
Loss on debt extinguishment	(0.08)	—	—	—	—
Diluted (loss) income per common share(2):					
Continuing operations	$ (3.09)	$ (1.43)	$ 0.72	$ (0.07)	$ (0.54)
Discontinued operation	—	0.07	0.24	0.32	1.74
Loss on debt extinguishment	(0.08)	—	—	—	—
Cash dividends per common share	—	0.10	0.20	0.20	0.20
Balance sheet data:					
Working capital(3)	$ 31,505	$ 44,742	$ 80,510	$ 61,747	$ 56,501
Total assets	129,683	156,967	176,293	142,575	133,824
Long-term debt	7,998	5,234	61,928	42,197	32,838
Total debt	37,663	45,323	61,928	42,197	37,838
Stockholders' equity	48,965	71,477	75,422	68,780	65,361

(1) In 2001, gross margin includes $0.9 million of restructuring charges.

(2) During 2001, 2000, 1998 and 1997, the weighted average number of shares of common stock outstanding used for basic earnings per share was also used in computing diluted earnings per share due to the anti-dilutive impact of common share equivalents on the loss per common share.

(3) Working capital in 2001 and 2000 reflects borrowings under the Revolving Credit Agreement as current liabilities.

(4) Reflects the reclassification of $13.0 million, $12.0 million, $10.2 million and $9.4 million in 2000, 1999, 1998 and 1997, respectively from selling, general and administrative expenses to cost of sales.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Year Ended December 31, 2001 to 2000

Net sales for the year ended December 31, 2001 of $203.3 million were equal to the amount reported in 2000. Aftermarket heating and cooling system sales increased $6.8 million or 4.1% over the prior year. Overall, Aftermarket heat exchange product unit sales were up 3.2% primarily due to increased radiator unit sales. Unit sales were adversely impacted by a soft fourth quarter caused by warmer weather conditions, which were more pronounced than usual this year, the postponement of new program initiations by several major customers, a general softening in the Aftermarket following September 11 and a shift in customer buying habits. Customers are now buying product to support sell through rather than placing large advance seasonal orders. OEM heat transfer system sales declined by 18.6% from 2000 reflecting a continuing softening of the heavy duty market during the first half of the year. During the second half of 2001, OEM sales were down 3.6% as the rate of market decline began to lessen and the impact of price increases initiated in July added approximately $0.6 million to sales.

Gross margins as a percentage of sales were 12.6% in 2001 versus 13.0% last year. The Company reclassified warehousing costs, historically classified as operating expenses, to cost of sales for 2001 and all historical periods. As a result, $13.2 million and $13.0 million were reclassified in 2001 and 2000, respectively. In addition, in 2001, $0.9 million of restructuring costs, relating to the closure of our Rahn manufacturing facility, were included in cost of sales. Excluding the impact of the restructuring costs, margin as a percentage of sales would have been flat with the prior year. In addition, margins, as a percentage of sales reported during the second half of 2001, were significantly better than the first half, 15.1% versus 10.9%. In 2000, second half margin percentages were 9.3% versus 16.7% in the first half. The improvement in the second half of 2001 reflects overhead cost reductions and improved labor utilization in both our Aftermarket and OEM manufacturing locations and the impact of price increases. These improvements, which were the result of programs implemented in both the Aftermarket and OEM segments as part of the Company's initiative program, combined with material cost reductions and higher production levels to favorably impact margin. In addition, gross margin in the OEM segment during the first half of 2001 was adversely impacted by higher claims caused by a warranty program, which had commenced during the fourth quarter of 2000. During the second half of 2001, claims under this program have begun to decline as the cause has been corrected.

Selling, general and administrative expenses increased $0.8 million or 2.4% over 2000. As a percentage of sales, expenses increased to 17.2% from 16.8% last year due primarily to provisions for the write-off of several uncollectable Aftermarket customer accounts receivable. Expense levels during the second half of the year were 16.5% of sales as opposed to 17.9% during the first half of 2001 and 17.3% during the second half of 2000. This lower level of expenses reflects cost reductions and the results of improvements to the Company's distribution network implemented during the second half of the year.

During the third quarter of 2001, the Company implemented a restructuring program to improve operating performance. The program which is expected to continue into 2002, includes the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. As part of this program, the Company recorded restructuring and other special charges of approximately $4.6 million during 2001. Of this amount, $0.9 million was classified in cost of sales and $3.6 million in operating expenses. A summary of the charge, which is also discussed in Note 6 of the Notes to Consolidated Financial Statements contained in this Report, is as follows:

Workforce related	$1,101
Facility consolidation	414
Asset writedowns	1,230
Impairment of goodwill	1,830
Total	$4,575

The workforce-related charge reflects the elimination of 119 salaried and hourly positions within the OEM and Aftermarket segments during the second half of the year.

The $0.4 million facility consolidation charge represents inventory and machinery movement, lease termination and facility exit expenses associated with the transfer of several product lines between OEM segment manufacturing locations and the closure of seven Aftermarket segment branch facilities as part of the redesign of the Company's distribution system. Machinery and inventory movement costs were expensed as incurred.

Due to changes in product demand, the Company decided to exit its copper-brass condenser and heat exchanger product production and closed a California manufacturing plant, resulting in the impairment of $1.8 million of goodwill recorded as part of the Rahn Industries acquisition in 1996. The write-off is the result of a determination that the estimated future cash flows is less than the carrying amount of the goodwill.

In conjunction with the closure of the California manufacturing plant, a charge of $1.2 million was recorded to reflect the impairment of inventory and fixed assets.

Interest expense declined by $0.3 million or 6% due to lower average debt levels and lower average interest rates.

During the fourth quarter of 2001, the Company determined that in accordance with the provisions of SFAS 109, "Accounting for Income Taxes", a non-cash valuation allowance of $9.5 million was required to offset its net deferred tax asset balance. The reserve was required due to the Company's cumulative losses during the past three years. As the Company returns to profitability on a pre-tax basis, it would recover the valuation allowance, which would improve net income.

During March 2002, tax legislation was enacted which included a provision that allows pre-tax losses incurred in 2001 and 2002 to be carried-back for a period of five years instead of the current two years. As a result, the Company will increase its net income in the first quarter of 2002 by approximately $3.5 million, which reflects a reduction in the deferred tax valuation allowance. This refund is expected to be received in cash during the second quarter of 2002.

Excluding the impact of the valuation reserve, the effective tax rate for 2001 would have been 37.4%. Included in this was 5.3% resulting from adjustments as a result of the favorable settlement of an IRS audit in the second quarter of 2001 and a state tax credit adjustment during the fourth quarter. The effective tax rate in 2000 was 33.3%.

The loss on extinguishment of debt reflects the write-off of deferred debt issue costs as a result of the paydown of the previous revolving credit agreement during the first quarter of 2001.

The consolidated net loss in 2001 was $20.8 million or $3.17 per basic and diluted common share as compared to a net loss of $2.8 million or $0.45 per basic and diluted common share in 2000.

Comparison of Year Ended December 31, 2000 to 1999

Net sales for the year ended December 31, 2000 declined 1.1% to $203.3 million compared with $205.6 million for the year ended December 31, 1999. Sales in the Aftermarket heating and cooling systems segment increased $0.3 million, or 0.2%, compared with the comparable 1999 period. Unit volume increases in complete radiator sales to warehouse distributors and radiator shops were partially offset by declines in the retail channel. Radiator core sales declined as the market continues to shift to complete radiators. Heater sales declined slightly with declines to warehouse distributors and radiator shops partially offsetting increases in the retail channel. Condenser sales increased compared with 1999, while sales of other air conditioning parts were essentially flat. Pricing actions in response to competitive pressures also contributed to the sales decline. Sales in the OEM heat transfer systems segment decreased by $2.6 million, or 6.5%, compared with the comparable 1999 period due to a significant decline in demand in the heavy-duty truck market in the fourth quarter of 2000.

Consolidated gross margins for the year ended December 31, 2000 were $26.5 million compared to $42.0 million for the year ended December 31, 1999. As a percentage of sales, gross margins declined to 13.0% in 2000 from 20.5% in 1999. Gross margins were lower in the Aftermarket heating and cooling systems segment primarily due to lower production rates implemented as part of an inventory reduction plan that resulted in decreased manufacturing cost absorption. In addition, the start-up of production in Mexico of two new products, plastic tank aluminum core radiators and six-millimeter condensers, resulted in temporary manufacturing inefficiencies in the first half of 2000. Pricing activity in response to competitive pressures in the Aftermarket also negatively affected gross margins in 2000. Gross margins in the OEM heat transfer systems segment were negative in 2000 as sales and production volume suffered from dramatically lower demand and warranty expenses that were higher than historical rates.

Selling, general and administrative expenses increased $0.8 million, or 2.4%, as a result of higher freight costs due to rising fuel prices, professional fees associated with certain strategic initiatives and an increase in doubtful collection charges. Increased headcount to position the Aftermarket air conditioning parts operation for future growth, inflation-related employee cost increases in the Aftermarket Heating and Cooling Systems segment and the comparative impact of reducing employee medical insurance accruals in 1999 also contributed to the increase. In 1999, the Company recorded $0.3 million in legal settlement costs related to an employment-related lawsuit.

Plant closure costs of $0.7 million were incurred during 2000 related to actions taken in the Aftermarket Heating and Cooling Systems segment to close the Houston, Texas regional radiator manufacturing plant and to consolidate the Santa Fe Springs, California distribution center into the existing distribution facility in Memphis, Tennessee. In addition, the Company recorded severance charges of $0.4 million and search-related charges of $0.3 million related to the departure of the Company's previous President and CEO.

Net interest expense increased $0.4 million for the year ended December 31, 2000 compared with the prior year. This increase resulted from higher effective interest rates coupled with costs associated with the series of forbearance agreements the Company entered into related to certain covenant violations under the Company's previously existing Revolving Credit Agreement. The impact of these factors was partially offset by lower debt levels resulting from the application of the proceeds from the May 2000 sale of the Specialty Metal Fabrication segment to reduce debt.

The Company recorded a tax benefit at the rate of 33.3% for the year ended December 31, 2000. The rate is comprised of the U. S. Federal income tax rate plus the estimated aggregate effective rate for state and local income taxes. The rate decreased from the 1999 rate of 42.8%, reflecting a reduction from the impact of non-deductible expenses for tax purposes. During 1999, the Company recognized a non-recurring, non-cash deferred tax benefit of $2.9 million related to the change in the organizational structure of its GO/DAN Industries operation from a partnership to a corporation.

The Company sold its Crown Division to Leggett & Platt, Incorporated on May 5, 2000 in a transaction valued at $37.5 million. As a result of the sale, the Company reported a net gain on the sale of discontinued operations of $6.0 million, or $0.91 per basic and diluted common share for the year ended December 31, 2000. Income from discontinued operations for the year ended December 31, 2000 was $0.4 million, or $0.07 per basic and diluted common share, compared with $1.7 million, or $0.26 per basic common share and $0.24 per diluted common share, for the year ended December 31, 1999.

The consolidated net loss in 2000 was $2.8 million or $0.45 per basic and diluted common share compared to net income of $6.8 million or $1.03 per basic common share and $0.96 per diluted common share in 1999.

Financial Condition, Liquidity and Capital Resources

On January 4, 2001, the Company entered into a $65 million Loan and Security Agreement (the "Loan Agreement") with Congress Financial Corporation (New England) ("Congress"), an affiliate of First Union National Bank. The Loan Agreement replaced a $52 million revolving credit agreement with five banking institutions.

The Loan Agreement originally provided for collateralized borrowings or the issuance of letters of credit in an aggregate amount not to exceed $65 million and was comprised of a $60 million Revolving Credit Facility and a $5 million Term Loan. The initial term of the Loan Agreement expires on January 5, 2004 with annual extensions, thereafter at the option of Congress.

The Loan Agreement is secured by a blanket first security interest on substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. Available borrowings under the Revolving Credit Facility are determined by a borrowing base consisting of the Company's eligible accounts receivable and inventory, as adjusted by an advance rate. Borrowings under the Revolving Credit Facility are classified as current liabilities in the consolidated balance sheets. The Term Loan is payable in 59 consecutive equal monthly installments of $75 thousand commencing February 1, 2001, with a balloon payment due on January 5, 2004.

Amounts borrowed under the Loan Agreement originally bore interest at variable rates based, at the Company's option, on either the Eurodollar rate plus a margin of 2.0%, 2.25% or 2.50% depending on the Company's pre-tax profit performance, or the First Union National Bank base lending rate. The Loan Agreement originally required the maintenance of $74 million of working capital and $67.5 million of net worth at all times and prohibits the payment of common stock dividends.

For the period April 30, 2001 through June 30, 2001, the Company was in default of the net worth covenant contained in the Loan Agreement. Congress waived the default by executing an amendment to the Loan Agreement, which provides that effective July 1, 2001, borrowings bear interest at either 1.5% above the prime rate or 4% in excess of the Eurodollar rate at the Company's option. On July 30, 2001, the Company entered into an amendment to the Loan Agreement which lowered the net worth threshold to $63 million for periods after July 30, 2001. On November 27, 2001, an amendment was entered into which lowered the maximum borrowing amount under the Loan Agreement from $65 million to $55 million, and lowered the maximum borrowing amount under the revolving credit facility from $60 million to $50 million. In order to correct a technical violation, which would have occurred under the original wording of the agreement, on February 20, 2002, the Company entered into an amendment which redefined Working Capital to exclude deferred income tax assets, and established the minimum working capital threshold at $53 million effective December 31, 2001 through March 31, 2002 and at $55 million thereafter. In order to correct a net worth violation, which would have occurred as a result of recording the tax valuation reserve in 2001, and writing off goodwill in the first quarter of 2002, the Company obtained an amendment, which as of December 31, 2001, lowered the minimum net worth threshold to $37 million.

Total debt outstanding at December 31, 2001 was $37.7 million versus $45.3 million a year ago. Borrowings at December 31, 2001 bore interest at 6.5% versus 10.5% a year ago. Available borrowings under the Revolving Credit Facility at December 31, 2001 were $4.1 million.

During 2001, the Company generated $11.5 million of cash flow from operations, marking the first time since 1998 that operations generated cash flow. Programs designed to lower inventories generated $14.1 million, while accounts receivable collections generated $1.4 million despite ongoing pressures from customers to adjust payment terms. The inventory reduction actions were incorporated in the Company's initiative program, and the results were achieved without adversely impacting customer service levels. A portion of these funds was utilized to get accounts payable payment policies in line with vendor terms.

During 2000, the Company required $11.5 million to support its continuing operations. The net loss plus total adjustments to reconcile the net loss to net cash used in operating activities, which includes, among other things, depreciation and amortization, deferred income taxes, the gain on the sale of discontinued operations and income from discontinued operations, required funding of $3.2 million. Accounts receivable increased $3.0 million largely as a result of the timing of certain radiator and heater shipments in the fourth quarter. Lower inventory levels provided $1.4 million of cash.

During 1999, the Company required $6.5 million of cash to support its continuing operations. Net income, plus adjustments to reconcile net income to net cash used in operating activities, resulted in $8.7 million of operating cash flows. The Company invested $20.9 million in inventory and $3.2 million in accounts receivable to support new product introduction and its expansion in the air conditioning parts business. An increase in accounts payable and accrued expenses provided $7.4 million in cash.

Capital spending totaled $3.1 million, $5.4 million and $6.2 million in 2001, 2000 and 1999, respectively. Capital expenditures in 2001 were lower than a year ago due to the Company's efforts to control spending levels. At December 31, 2001, there were no material outstanding capital commitments. In 2000, the Company realized net proceeds of $26.8 million from the sale of the Specialty Metal Fabrication segment. In 1999, the Company purchased all of the outstanding stock of A/C Plus for $2.25 million in cash and issued a note payable for $0.25 million payable on the second anniversary of the closing.

The Company has entered into an agreement for the sale of its New Haven, Connecticut facility, which provides that the Company will lease its existing occupied space. Proceeds from the sale, which is expected to close by the end of the second quarter of 2002, will be used primarily to repay the Industrial Revenue Bond on the facility.

Cash dividends paid to preferred shareholders were approximately $0.1 million in 2001, 2000 and 1999. In addition, during 2000 and 1999, common shareholders were paid dividends of $0.7 million and $1.3 million, respectively. In September 2000, the Board of Directors elected to discontinue the Company's quarterly cash dividend to common stockholders.

In 2001, funds provided by the new Loan Agreement were utilized to repay the previous revolver and provide funds for operating activities. During 2001, the Company was able to repay $7.6 million of its outstanding debt. Net borrowings under the previous revolver had declined by $9.6 million during 2000, but had increased by $19.2 million during 1999.

The future liquidity and ordinary capital needs of the Company in the short term are expected to be met from a combination of cash flows from operations and borrowings under the Loan Agreement. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality in the Aftermarket heating and cooling systems business. In addition, the Company's future cash flow may be impacted by industry trends lengthening customer payment terms. The Company believes that its cash flow from operations, together with borrowings under its Loan Agreement, will be adequate to meet its near-term anticipated ordinary capital expenditures and working capital requirements. However, the Company believes that the amount of borrowings available under the Loan Agreement would not be sufficient to meet the capital needs for major growth initiatives. If the Company were to implement major new growth initiatives, it would have to seek additional sources of capital. However, no assurance can be given that the Company would be successful in securing such additional sources of capital.

Inflation

The overall impact of the low rate of inflation in recent years has resulted in no significant impact on labor costs and general services utilized by the Company. The principal raw materials used in the Company's original equipment and replacement radiator product lines are copper and brass. The Company also requires aluminum for its radiator, condenser and heater product lines. Copper, brass, aluminum and other primary metals used in the Company's business are generally subject to commodity pricing and variations in the market prices for such materials. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company typically executes purchase orders for its copper and brass requirements approximately three to six months prior to the actual delivery date. The purchase price for such copper, brass, and aluminum cores is established at the time such orders are placed by the Company and not at the time of delivery.

The Company manages its metals commodity pricing by attempting to pass through any cost increases to its customers. Although the Company has been successful in passing through price increases to its customers to offset a portion of past commodity cost increases, there is no assurance that the Company will continue to be successful in raising prices in the future. The Company currently does not use financial derivatives or other methods to hedge transactions with respect to its metals consumption.

Environmental Matters

The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental related liabilities might exist with respect to an industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30,

2001 to be accounted for using the purchase method of accounting. SFAS 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. Effective July 1, 2001, the Company adopted this Statement, which did not have any impact on the consolidated results of operations, financial position or cash flows.

In June 2001, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. As this statement is effective for years beginning after December 15, 2001, the Company will adopt SFAS 142 in the first quarter of 2002. As a result of performing the tests included in SFAS 142, the Company has determined that there is a transitional impairment loss relating to the valuation of its goodwill. As a result, this loss will be recorded as a cumulative effect of a change in accounting principle in the amount of $4.7 million in the consolidated results of operations.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This Statement is effective for the Company on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to dispose, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement was effective for the Company on January 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

Forward-looking Statements and Cautionary Factors

Statements included herein, which are not historical in nature, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future business prospects, revenues, orders, sales and liquidity are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including but not limited to: business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, changes in customer and product mix, failure to obtain new customers, retain existing customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products, and changes in interest rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company has certain exposures to market risk related to changes in interest rates, foreign currency exchange rates and commodities.

The Company's interest rate risk is most sensitive to changes in U.S. interest rates. At December 31, 2001, the Company had a loan agreement, under which $32.4 million was outstanding. The weighted average interest rate on the loan agreement during 2001 was 8.04%. Effective July 1, 2001, interest on the loan agreement is based on, at the Company's option, either the Eurodollar loan rate plus 4% or the prime rate plus 1.5%. The Company also has an Industrial Revenue Bond ("IRB") of $5.0 million outstanding at December 31, 2001, which matures in October 2013. The IRB had a weighted average interest rate of 2.86% during 2001. Interest on the IRB is based on the short-term tax exempt bonds index. The impact of a 10% change in market interest rates would not have a material impact on the Company's results of operations.

The Company has sales and a manufacturing facility in Mexico. The functional currency of the Company's operations in Mexico is the U.S. dollar. As a result, changes in the foreign currency exchange rates and changes in the economic conditions in Mexico could affect financial results. The Company has accounted for transactions associated with this foreign operation in accordance with the guidance established under Financial Accounting Standards No. 52, "Foreign Currency Translation." The Company believes it has mitigated the risk associated with its foreign operations through its management of inventory and other significant operating assets.

Certain risks may arise in the various commodity markets in which the Company participates. Commodity prices in the copper, brass and aluminum markets may be subject to changes based on availability. The Company conducts its purchasing of such commodities generally through three to six month purchase order commitments. See "Raw Materials and Suppliers" in Part I of this Report for additional information on commodity pricing.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Transpro, Inc:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Transpro, Inc. and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Hartford, Connecticut
March 18, 2002

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2001	2000	1999
Net sales	$203,312	$203,320	$205,563
Cost of sales	177,781	176,789	163,522
Gross margin	25,531	26,531	42,041
Selling, general and administrative expenses	34,970	34,158	33,354
Restructuring and other special charges	3,632	1,407	325
Operating (loss) income	(13,071)	(9,034)	8,362
Interest expense	4,527	4,815	4,444
(Loss) income from continuing operations before taxes and extraordinary item	(17,598)	(13,849)	3,918
Income tax provision (benefit)	2,710	(4,615)	(1,181)
(Loss) income from continuing operations before extraordinary item	(20,308)	(9,234)	5,099
Income from discontinued operation, net of tax of $391 and $1,285 for 2000 and 1999	—	440	1,717
Gain on sale of discontinued operation, net of tax of $3,841	—	6,002	—
(Loss) income before extraordinary item	(20,308)	(2,792)	6,816
Loss on debt extinguishment	(530)	—	—
Net (loss) income	$(20,838)	$ (2,792)	$ 6,816
Basic (loss) income per common share:			
Continuing operations	$ (3.09)	$ (1.43)	$ 0.77
Discontinued operation	—	0.07	0.26
Gain on sale of discontinued operation	—	0.91	—
Loss on debt extinguishment	(0.08)	—	—
Net (loss) income per common share — basic	$ (3.17)	$ (0.45)	$ 1.03
Diluted (loss) income per common share:			
Continuing operations	$ (3.09)	$ (1.43)	$ 0.72
Discontinued operation	—	0.07	0.24
Gain on sale of discontinued operation	—	0.91	—
Loss on debt extinguishment	(0.08)	—	—
Net (loss) income per common share — diluted	$ (3.17)	$ (0.45)	$ 0.96
Weighted average common shares — basic	6,624	6,573	6,573
Weighted average common shares and equivalents — diluted	6,624	6,573	7,089

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 150	$ 172
Accounts receivable (less allowance of $2,805 and $2,698)	30,940	34,154
Inventories	60,180	75,286
Deferred income taxes	1,796	5,703
Other current assets	2,878	4,890
Total current assets	95,944	120,205
Property, plant and equipment, net	24,469	26,711
Goodwill (net of accumulated amortization of $875 and $1,130)	4,671	6,869
Other assets	4,599	3,182
Total assets	$129,683	$156,967
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Revolving credit debt and current portion of long-term debt	$ 29,665	$ 40,089
Accounts payable	20,316	21,972
Accrued liabilities	14,458	13,402
Total current liabilities	64,439	75,463
Long-term debt	7,998	5,234
Retirement and postretirement obligations	5,244	3,867
Deferred income taxes	3,037	926
Total long-term liabilities	16,279	10,027
Commitments and contingent liabilities		
Stockholders' equity		
Preferred stock, $.01 par value: Authorized 2,500,000 shares; issued and outstanding as follows:		
Series A junior participating preferred stock, $.01 par value: Authorized 200,000 shares; issued and outstanding — none at December 31, 2001 and 2000	—	—
Series B convertible preferred stock, $.01 par value: Authorized 30,000 shares; issued and outstanding — 18,920 at December 31, 2001 (liquidation preference $1,892) and 30,000 at December 31, 2000 (liquidation preference $3,000)	—	—
Common stock, $.01 par value: Authorized 17,500,000 shares, 7,023,825 and 6,662,446 shares issued in 2001 and 2000 and 6,981,889 and 6,590,335 shares outstanding in 2001 and 2000	70	66
Paid-in capital	55,037	55,019
Unearned compensation	—	(21)
Retained (deficit) earnings	(4,264)	16,724
Accumulated other comprehensive loss	(1,863)	(285)
Treasury stock, at cost, 41,936 shares at 2001 and 72,111 at 2000	(15)	(26)
Total stockholders' equity	48,965	71,477
Total liabilities and stockholders' equity	$129,683	$156,967

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net (loss) income	$(20,838)	$ (2,792)	$ 6,816
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Non-cash restructuring charges	3,060	—	—
Loss on extinguishment of debt	530	—	—
Gain on sale of discontinued operation	—	(6,002)	—
Income from discontinued operation	—	(440)	(1,717)
Depreciation and amortization	5,514	5,760	5,986
Deferred income taxes	4,850	(497)	(2,698)
Provision for uncollectible accounts receivable	1,786	739	268
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	1,428	(3,048)	(3,196)
Inventories	14,164	1,383	(20,917)
Accounts payable	(1,656)	1,420	7,241
Accrued liabilities	900	(4,672)	200
Other	1,740	(3,313)	1,537
Net cash provided by (used in) operating activities from continuing operations	11,478	(11,462)	(6,480)
Change in net assets held for disposition	—	(37)	(3,571)
Net cash provided by (used in) operating activities	11,478	(11,499)	(10,051)
Cash flows from investing activities:			
Capital expenditures	(3,077)	(5,355)	(6,194)
Net proceeds from sale of discontinued operation	—	26,772	—
Sales and retirements of fixed assets	181	424	11
Acquisition of business, net of cash acquired	—	—	(2,118)
Net cash (used in) provided by investing activities	(2,896)	21,841	(8,301)
Cash flows from financing activities:			
Dividends paid	(152)	(802)	(1,375)
Net (repayments) borrowings under previous revolving credit Agreement	(40,042)	(9,590)	19,242
Net borrowings under new revolving credit facility	28,711	—	—
Borrowings under term loan	4,490	—	—
Repayments under term loan and capitalized lease obligations	(818)	—	—
Deferred debt costs	(793)	—	—
Net cash (used in) provided by financing activities	(8,604)	(10,392)	17,867
Net decrease in cash and cash equivalents	(22)	(50)	(485)
Cash and cash equivalents at beginning of year	172	222	707
Cash and cash equivalents at end of year	$ 150	$ 172	$ 222

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock	Preferred Stock	Treasury Stock	Paid-in Capital	Retained (Deficit) Earnings	Unearned Compensation	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
Balance at December 31, 1998	$66	$—	$(26)	$55,074	$ 14,883	$(113)	$(1,104)	$ 68,780
Net income	—	—	—	—	6,816	—	—	6,816
Adjustment for minimum pension liability	—	—	—	—	—	—	1,160	1,160
Comprehensive income	—	—	—	—	—	—	—	7,976
Common stock dividends declared ($0.20 per share)	—	—	—	—	(1,321)	—	—	(1,321)
Preferred stock dividends declared	—	—	—	—	(60)	—	—	(60)
Amortization of unearned compensation	—	—	—	—	—	47	—	47
Balance at December 31, 1999	66	—	(26)	55,074	20,318	(66)	56	75,422
Net loss	—	—	—	—	(2,792)	—	—	(2,792)
Adjustment for minimum pension liability	—	—	—	—	—	—	(341)	(341)
Comprehensive loss	—	—	—	—	—	—	—	(3,133)
Common stock dividends declared ($0.10 per share)	—	—	—	—	(660)	—	—	(660)
Preferred stock dividends declared	—	—	—	—	(142)	—	—	(142)
Restricted stock canceled (7,000 shares)	—	—	—	(55)	—	9	—	(46)
Amortization of unearned compensation	—	—	—	—	—	36	—	36
Balance at December 31, 2000	66	—	(26)	55,019	16,724	(21)	(285)	71,477
Net loss	—	—	—	—	(20,838)	—	—	(20,838)
Adjustment for minimum pension liability	—	—	—	—	—	—	(1,578)	(1,578)
Comprehensive loss	—	—	—	—	—	—	—	(22,416)
Common stock issued (373,279 shares)	4	—	—	8	(12)	—	—	—
Preferred stock dividends declared	—	—	—	—	(138)	—	—	(138)
Restricted stock canceled (11,900 shares)	—	—	—	(75)	—	6	—	(69)
Treasury stock issued (30,175 shares)	—	—	11	85	—	—	—	96
Amortization of unearned compensation	—	—	—	—	—	15	—	15
Balance at December 31, 2001	$70	$—	$(15)	$55,037	$ (4,264)	$ —	$(1,863)	$ 48,965

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Description of Business

Transpro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems and replacement automotive air conditioning parts for a variety of Aftermarket and Original Equipment Manufacturing ("OEM") automotive, truck and industrial equipment applications.

Note 2 Summary of Significant Accounting Policies

Basis of Consolidation: The Company's consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash overdrafts are classified as accounts payable. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Inventories: Inventories are valued at the lower of cost (first-in, first-out method) or market. Provisions are made for slow moving or obsolete inventory based upon management estimates.

Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Ordinary maintenance and repairs are expensed, while replacements and betterments are capitalized. Land improvements, buildings and machinery are depreciated using the straight-line method over their estimated useful lives which range up to forty years for buildings and between three and ten years for machinery and equipment. Leasehold improvements are amortized over the lease term or the estimated useful lives of the improvements, whichever is shorter. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Company's consolidated statements of operations.

Goodwill: Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized using the straight-line method over 20 years. The Company periodically estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired.

Impairment of Long-Lived Assets: In the event that facts and circumstances indicate that the carrying amounts of a segment's long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a writedown is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value.

Foreign Currency Translation: The functional currency of the Company's manufacturing operations in Mexico is the U.S. dollar and, therefore, any adjustments related to currency transactions are included in results from continuing operations.

Revenue Recognition: Sales are recognized when products are shipped. Accruals for warranty costs, sales returns and allowances are provided at the time of shipment based upon historical experience. Delivery charges billed to customers were not significant in 2001, 2000 or 1999.

Research and Development: Research and development costs are expensed as incurred.

Income Taxes: Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that such assets will not be realized.

Concentration of Credit Risk: The Company is subject to a concentration of credit risk primarily with its trade and notes receivable. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are based upon historical experience and management's knowledge of the industry. As of December 31, 2001, the Company had no other significant concentrations of credit risk.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification: Certain items in 2000 and 1999 have been reclassified to conform to the current year presentation. Included therein was the reclassification of approximately $13 million in 2000 and $12 million in 1999 of warehousing costs which had been historically classified as selling, general and administrative expenses to cost of sales.

Note 3 Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. Effective July 1, 2001, the Company adopted this Statement, which did not have any impact on the consolidated results of operations, financial position or cash flows.

In June 2001, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. As this statement is effective for years beginning after December 15, 2001, the Company will adopt SFAS 142 in the first quarter of 2002. As a result of applying the tests included in SFAS 142, the Company has determined that there is a transitional impairment loss relating to the valuation of its goodwill. As a result, the cumulative effect of this change in accounting principle in the amount of $4.7 million will be expensed in the consolidated results of operations in the first quarter of 2002. This write-off has no impact on cash flow from operations.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This Statement is effective for the Company on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to dispose, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement was effective for the Company on January 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

Note 4 Acquisitions

Effective February 1, 1999, the Company purchased 100% of the outstanding stock of A/C Plus, an air conditioning compressor re-manufacturer located in Arlington, Texas. The transaction was structured with a purchase price of $2.25 million in cash, including transaction costs, and a promissory note of $0.25 million payable on the second anniversary of the closing. Concurrent with the purchase, the Company repaid $0.5 million in working capital debt on behalf of A/C Plus. The purchase price and working capital repayment were financed through the Company's prior Revolving Credit Agreement. The acquisition was accounted for as a purchase. Goodwill of $2.2 million was recorded in connection with the transaction. A/C Plus' results are included in the Company's consolidated financial statements from the date of acquisition.

Note 5 Disposition of Business Segment

Effective May 5, 2000, the Company sold substantially all of the assets and liabilities of its Crown Division Specialty Metal Fabrication segment to Leggett & Platt, Incorporated in a transaction valued at $37.5 million, comprised of $28.7 million in cash and the assumption of $8.0 million of Industrial Revenue Bonds due in 2010 and an unfunded pension liability of $0.8 million. The Company recorded a gain of $6.0 million, net of $3.8 million of tax, which is reported as gain on sale of discontinued operation in the consolidated statements of operations. Net proceeds from the sale were used to reduce outstanding borrowings under the Company's prior Revolving Credit Agreement.

Revenues from the Specialty Metal Fabrication segment were $56.0 million for the year ended December 31, 1999. From the measurement date to the date of disposition, revenues and income from the discontinued operation were $23.9 million and $0.4 million (net of tax of $0.4 million), respectively.

Note 6 Restructuring and Other Special Charges

During the third quarter of 2001, the Company implemented a restructuring program designed around its business initiatives to improve operating performance. The program, which is expected to continue into 2002, includes the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. As a part of this program, the Company recorded restructuring and other special charges of $4.6 million during 2001. The remaining reserve balance at December 31, 2001 is classified in other accrued liabilities. A summary of this charge is as follows:

	Charge to Operations	Cash Payments	Non-Cash Write-offs	Balance Remaining at December 31, 2001
			(in thousands)	
Workforce related	$1,101	$704	$ —	$397
Facility consolidation	414	177	—	237
Asset writedowns	1,230	—	1,230	—
Impairment of goodwill	1,830	—	1,830	—
Total	$4,575	$881	$3,060	$634

The workforce-related charge reflects the elimination of 119 salaried and hourly positions within the OEM and Aftermarket segments during the second half of the year. Cash payments are expected to continue through the end of 2002.

The $0.4 million facility consolidation charge represents inventory and machinery movement, lease termination and facility exit expenses associated with the transfer of several product lines between OEM segment manufacturing locations and the closure of seven Aftermarket segment branch facilities as part of the redesign of the Company's distribution system. Machinery and inventory movement costs were expensed as incurred. Cash payments are expected to continue through 2002 as a result of costs associated with idle facilities.

Due to changes in product demand, the Company decided to exit its copper-brass condenser and heat exchanger product production and closed a California manufacturing plant, resulting in the impairment of $1.8 million of goodwill recorded as part of the Rahn Industries acquisition in 1996. The write-off is the result of a determination that the value of estimated future cash flows is less than the carrying amount of the goodwill.

In conjunction with the closure of the California manufacturing plant, a charge of $1.2 million was recorded to reflect the impairment of inventory and fixed assets. Of this charge, $0.9 million was included in cost of sales. All assets were disposed of prior to year-end.

In 2000, the Company recorded $0.7 million in closure costs related to actions taken in the Aftermarket Heating and Cooling Systems segment to close the Houston, Texas regional radiator manufacturing facility and to consolidate the Santa Fe Springs, California distribution facility into the existing distribution facility in Memphis, Tennessee. The manufacturing facility closure plan was initiated to reduce manufacturing costs and address plant capacity issues at other regional facilities. The distribution center consolidation plan was initiated to enhance fill rates to customers and reduce the per unit carrying cost of inventory. These actions resulted in the termination of 26 salaried and hourly employees. Approximately $0.1 million of the total reserve remained as of December 31, 2000, related to remaining facility restoration costs at the Houston facility and was classified as an accrued expense in the accompanying balance sheet. These costs were paid during 2001.

During the fourth quarter of 2000, the Company recorded an accrual of $0.7 million to cover severance and other costs associated with the separation and replacement of a former President and CEO of the Company. Payments will continue through the first quarter of 2002.

A summary of these charges is as follows:

	Charge to Operations During 2000	Cash Payments During 2000	Cash Payments During 2001	Balance at December 31, 2001
		(in thousands)		
Workforce related	$ 222	$222	$ —	$ —
Facilities consolidations	479	428	51	—
Executive separation	675	—	643	32
Asset write down	31	31	—	—
Total	$1,407	$681	$694	$ 32

In 1999, the Company recorded $0.3 million in plant and business consolidation and closure costs, primarily for severance, related to the closing two automotive air conditioning condenser manufacturing plants. These costs were all paid during 1999.

Note 7 Inventory

Inventory at December 31 consists of the following:

	2001	2000
	(in thousands)	
Raw material	$17,915	$21,350
Work in progress	1,845	2,391
Finished goods	40,420	51,545
Total inventory	$60,180	$75,286

Note 8 Property, Plant and Equipment

Property, plant and equipment at December 31 consists of the following:

	2001	2000
	(in thousands)	
Land and improvements	$ 90	$ 90
Buildings and improvements	12,878	12,190
Machinery and equipment	59,752	68,287
	72,720	80,567
Accumulated depreciation and amortization	(48,251)	(53,856)
Property, plant and equipment, net	$ 24,469	$ 26,711

Note 9 Debt

Debt at December 31 consists of the following:

	2001	2000
	(in thousands)	
Revolving credit facility	$28,711	$ —
Term loan	3,695	—
Revolving credit agreement	—	40,042
Industrial revenue bond	5,000	5,000
Capitalized lease obligations	257	281
Total debt	37,663	45,323
Less		
Revolving credit obligations	28,711	40,042
Current portion of long-term debt	954	47
Total long-term debt	$ 7,998	$ 5,234

The Company entered into a $65 million Loan and Security Agreement (the "Loan Agreement") on January 4, 2001 with Congress Financial Corporation (New England) ("Congress"), an affiliate of First Union National Bank. Proceeds from the Loan Agreement were utilized to repay the then existing revolving credit arrangement with five banking institutions. The Loan Agreement originally provided for collateralized borrowings or the issuance of letters of credit in an aggregate amount not to exceed $65 million and was comprised of a $60 million Revolving Credit Facility and a $5 million Term Loan. The initial term of the Loan Agreement expires on January 5, 2004, with annual extensions thereafter at the option of Congress. The Loan Agreement is collateralized by a blanket first security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. Available borrowings under the Revolving Credit Facility are determined by a borrowing base consisting of the Company's eligible accounts receivable and inventory, adjusted by an advance rate. Borrowings under the Revolving Credit Facility are classified as short term in the accompanying consolidated balance sheet.

The Term Loan is payable in 59 consecutive monthly installments of $75 thousand commencing February 1, 2001, with a balloon payment due on January 5, 2004.

Amounts borrowed under the Loan Agreement initially bore interest at variable rates based, at the Company's option, on either the Eurodollar rate plus a margin of 2.0%, 2.25% or 2.50% depending on the Company's pretax profit performance, or the First Union base lending rate. The Loan Agreement contains covenants regarding working capital and net worth and prohibits the payment of common stock dividends.

For the period April 30, 2001 through June 30, 2001, the Company was in default of the net worth covenant contained in the Loan Agreement. Congress waived the default by executing an amendment to the Loan Agreement, which provides that effective July 1, 2001, borrowings bear interest at either 1.5%

above the prime rate or 4% in excess of the Eurodollar rate at the Company's option. On July 30, 2001, the Company entered into an amendment to the Loan Agreement, which lowered the net worth threshold to $63 million for periods after July 30, 2001. On November 27, 2001, an amendment was entered into which lowered the maximum borrowing amount under the Loan Agreement from $65 million to $55 million and lowered the maximum borrowing amount under the revolving credit facility from $60 million to $50 million. On February 20, 2002, the Company entered into an amendment, which redefined working capital to exclude deferred tax assets, and established the minimum working capital threshold at $53 million effective December 31, 2001 through March 31, 2002 and at $55 million thereafter. These amendments were entered into in order to correct a violation, which would have occurred under the original wording of the agreement. In order to correct a net worth violation, which would have occurred as a result of recording the tax valuation reserve in 2001, and writing off goodwill in the first quarter of 2002, the Company obtained an amendment, which as of December 31, 2001, lowered the minimum net worth threshold to $37 million.

At December 31, 2001, the interest rate on outstanding borrowings under the Loan Agreement was 6.50%. The weighted average interest rate during 2001 was 8.04%. Available borrowings under the Revolving Credit facility at December 31, 2001 were $4.1 million.

In July 1998, the Company entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") with five banking institutions, which provided for collaterized borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Revolving Credit Agreement was secured by a blanket first security interest in substantially all of the Company's assets, plus a pledge of the stock of the Company's subsidiaries. The Revolving Credit Agreement was due to expire on July 1, 2003.

Amounts borrowed under the Revolving Credit Agreement bore interest at variable rates based, at the Company's option, on either (a) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or (b) the higher of (i) the BankBoston, N.A, base lending rate or (ii) one-half of one percent above the Federal Funds Effective Rate, as defined, plus an applicable margin based upon the ratio of the Company's total funded debt to EBITDA. A commitment fee of .25% or .375% based upon the ratio of the Company's total funded debt to EBITDA on the average daily unused portion of the Revolving Credit Agreement was payable quarterly, in arrears.

The Revolving Credit Agreement contained financial covenants which, among other things, required maintenance of a minimum tangible net worth and interest coverage ratio and a maximum leverage ratio and level of debt to net worth, as well as covenants which placed limits on dividend payments in excess of $2.0 million per year and capital expenditures in excess of 140% of such year's depreciation expense.

On December 29, 1999, the Company entered into the Third Amendment to the Revolving Credit Agreement (the "Third Amendment") to return the amount of secured borrowings or the issuance of letters of credit to the initial aggregate amount of $75.0 million, reschedule the automatic reductions and amend the leverage coverage ratio covenant. Pursuant to the Third Amendment, the aggregate amount of borrowings was to be automatically reduced by $5.0 million on November 30, 2000 and December 31, 2000 and by $1.5 million at the end of each quarter beginning March 31, 2001 through June 30, 2003. On May 1, 2000, the Company entered into the Limited Waiver and Fourth Amendment to Revolving Credit Agreement (the "Limited Waiver and Fourth Amendment"). The Limited Waiver and Fourth Amendment reduced the aggregate amount of secured borrowings or the issuance of letters of credit to $55.0 million, rescheduled the automatic reductions, eliminated the eligibility for early security release and contained certain other amendments, which were effective with the sale of the Crown Divisions in May 2000. Pursuant to the Limited Waiver and Fourth Amendment, the aggregate amount of borrowings would have been automatically reduced by $5.0 million on December 31, 2000, by $5.0 million on December 31, 2001 and by $7.5 million on December 31, 2002. The Limited Waiver and Fourth Amendment also consented to the sale of the Crown Divisions, released any security interest in the Crown assets, released Crown Canada as a guarantor and provided for the elimination of the borrowing base if, on April 10, 2001, no Default or Event of Default existed. Pursuant to the Limited Waiver and Fourth Amendment, the lenders agreed to waive compliance with the leverage ratio, the interest coverage ratio and the liabilities to net worth ratio covenants for the quarter ended March 31, 2000.

At June 30, 2000 and September 30, 2000, the Company was in violation of its interest coverage and leverage ratio covenants. On August 18, 2000, the Company entered into a Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until September 30, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million and the Company met certain other conditions. Pursuant to the Forbearance Agreement, outstanding borrowings under the Revolving Credit Agreement during the forbearance period bore interest as set forth in the Revolving Credit Agreement plus ½% per annum.

On September 29, 2000, the Company entered into the Second Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until November 15, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million, the borrowing base exceeded the sum of the Company's borrowings plus outstanding letters of credit under the Revolving Credit Agreement by $20 million and the Company met certain other conditions. Pursuant to the Second Forbearance Agreement, outstanding borrowings under the Revolving Credit Agreement during the Forbearance period bore interest as set forth in the Revolving Credit Agreement plus ½ percent per annum.

On November 15, 2000, the Company entered into the Third Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until December 20, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million, the borrowing base exceeded the sum of the Company's borrowings plus outstanding letters of credit under the Revolving Credit Agreement by $20 million and the Company met certain other conditions.

On December 20, 2000, the Company entered into the Fourth Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until January 12, 2001 under the same terms and conditions. Borrowings under the Revolving Credit Agreement were classified as a current liability in the accompanying consolidated balance sheet as of December 31, 2000.

The interest rate on borrowings under the Revolving Credit Agreement approximated 10.5% at December 31, 2000, and the weighted average interest rate for 2000 approximated 8.85%.

In addition, the Company has an Industrial Revenue Bond relating to its New Haven, Connecticut facility, which is due in October 2013 and is fully secured by letters of credit. The floating rate industrial revenue bond bears interest, payable quarterly, at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and approximated 1.65% and 4.40% at December 31, 2001 and 2000, respectively. The average interest rate approximated 2.86% during 2001 and 4.18% during 2000.

Capitalized lease obligations related primarily to computer equipment.

Interest expense paid during 2001, 2000 and 1999 was $3.8 million, $3.9 million and $4.2 million, respectively.

The Company utilizes letters of credit to back its industrial revenue bond, certain insurance policies and certain trade purchases in the amounts of $9.4 million and $9.2 million at December 31, 2001 and 2000, respectively. The letters of credit reflect fair value as a condition of their underlying purpose.

Minimum future debt repayments, excluding the revolving credit facility, will be $1.0 million in 2002 and 2003, $2.0 million in 2004, and $0.1 million in 2005 and 2006.

Note 10 Stockholders' Equity

Stockholder Rights Plan: On September 14, 1995, the Board of Directors adopted a stockholder rights plan (the "Rights Plan"), under which one Right (the "Right") was issued and distributed for each share of common stock. The Rights Plan is intended to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $60.00 per one one-hundredth of a share of Series A Preferred Stock subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent.

The Rights will become exercisable only if a person or group acquires or obtains the right to acquire beneficial ownership of 20% or more of the outstanding shares of common stock (an "Acquiring Person") or 10 days (or such later date as the Company's Board of Directors may determine) following the commencement by a person or group of a tender or exchange offer which would result in such person or group becoming an Acquiring Person. The earlier of such dates is called the "Rights Distribution Date." Until the Rights Distribution Date, the Rights will be evidenced by the certificates for shares of common stock. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock having a market value of two times the exercise price of the Right.

Preferred Stock: In connection with the acquisition of Ready-Aire, the Company issued 30,000 shares of Transpro, Inc. Series B Convertible Preferred Stock ("Preferred Stock"). The purchase agreement provides for a potential additional payout for the Ready-Aire acquisition based on the earnings performance of the business for the period January 1, 1999 through December 31, 2000 that would take the form of an increase in the liquidation preference of the Preferred Stock. The holder of the Preferred Stock has disputed the calculation of the payout amount and, the Company is attempting to resolve the differences in accordance with the provisions of the Ready-Aire stock purchase agreement. Should any adjustment result from these negotiations, the resulting increase in goodwill may also be impaired as a result of the adoption of SFAS 142 in 2002, resulting in a charge to operating income. The Preferred Stock is non-transferable and is entitled to cumulative dividends of 5%. It is convertible into common stock at the rate of 50% on August 1, 2001, an additional 25% on August 1, 2002 and the remaining 25% on August 1, 2003 and is redeemable thereafter at the liquidation preference at the time of redemption. The Preferred Stock is convertible into common stock based upon the liquidation preference and the market value of common stock at the time of conversion, as further defined in the purchase agreement. The aggregate number of shares of common stock to be issued upon conversion of Preferred Stock may not exceed 7% of the total number of shares of common stock outstanding, after giving effect to the conversion. During the fourth quarter of December, 2001, the holder of the Preferred Stock converted 11,080 shares of Preferred Stock $(1.1 million) into 373,279 shares of common stock.

Treasury Stock: During the second quarter of 2001, the Board of Directors authorized the issuance of 30,175 shares of treasury stock and the payment of $96,565 to the Chairman of the Board as compensation for serving as interim President of the Company.

Other Comprehensive Loss: Other comprehensive loss pertains to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholders' equity. For 2001, 2000 and 1999, other comprehensive loss reflects minimum pension liability adjustments. The pre-tax income (loss) and net of tax income (loss) adjustments for the years ended December 31, were $(1.6) million and $(1.6) million for 2001; $(0.5) million and $(0.3) million for 2000 and $2.0 million and $1.2 million for 1999, respectively.

Note 11 Retirement and Post-retirement Plans

Retirement Plans: A majority of the Company's non-union full-time U.S. employees are covered by a cash balance defined benefit plan. Generally, employees become vested in their pension plan benefits after 5 years of employment. The Company also maintains a non-qualified retirement plan to supplement benefits for designated employees whose pension plan benefits are limited by the provisions of the

Internal Revenue Code. It is the Company's policy to make contributions to qualified retirement plans sufficient to meet the minimum funding requirements of applicable laws and regulations. The assets of the plans consist principally of equity securities and fixed income instruments.

The Company has recorded an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. To the extent possible, an intangible asset, representing unrecognized prior service costs, has been recorded to offset the liabilities. The balance of the liability at the end of the period is reported as a separate reduction of stockholders' equity, net of tax benefits.

Postretirement Plans: The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The Company accrues for the cost of its postretirement health care and life insurance benefits based on actuarially determined costs recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. The Company funds these costs on a pay as you go basis.

Components of net periodic benefit costs for three years ended December 31 are as follows:

	Retirement Plans			Postretirement Plans		
	2001	2000	1999	2001	2000	1999
	(in thousands)					
Service cost	$ 798	$ 831	$ 979	$ 2	$ 2	$ 18
Interest cost	1,788	1,751	1,594	54	59	56
Expected return on plan assets	(1,955)	(1,894)	(1,813)	—	—	—
Plan curtailment	(6)	(458)	—	—	(169)	—
Amortization and deferral of net (gain) loss	(84)	(97)	72	(13)	(44)	(34)
Net periodic benefit cost (benefit)	$ 541	$ 133	$ 832	$ 43	$(152)	$ 40

The following tables set forth the plans' combined funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

	Retirement Plans		Postretirement Plans	
	2001	2000	2001	2000
	(in thousands)			
Change in benefit obligation				
Benefit obligation at January 1	$24,173	$23,190	$ 707	$ 971
Service cost	798	831	2	2
Interest cost	1,788	1,751	54	59
Actuarial (gain) loss	1,203	53	237	(80)
Curtailment loss (gain)	(6)	47	—	(169)
Actual gross benefits paid	(1,977)	(1,699)	(307)	(76)
Benefit obligation at December 31	$25,979	$24,173	$ 693	$ 707
Change in plan assets				
Fair value of plan assets at January 1	$24,399	$26,480	$ —	$ —
Actual return on plan assets	(2,860)	(637)	—	—
Company contributions	458	255	307	76
Actual gross benefits paid	(1,977)	(1,699)	(307)	(76)
Fair value of plan assets at December 31	$20,020	$24,399	$ —	$ —
Reconciliation of funded status				
Funded status at December 31	$(5,959)	$ 226	$(693)	$ (707)
Unrecognized transition asset	9	(6)	—	—
Unrecognized prior service cost (benefit)	540	598	(53)	(57)
Unrecognized net loss (gain)	1,312	(4,832)	2	(243)
Accrued benefit cost	$(4,098)	$(4,014)	$(744)	$(1,007)
Amounts recognized in statements of financial position				
Prepaid asset	$ —	$ 282	$ —	$ —
Accrued benefit liability	(6,511)	(5,307)	(744)	(1,007)
Intangible asset	550	726	—	—
Accumulated other comprehensive loss	1,863	285	—	—
Net amount recognized at December 31	$(4,098)	$(4,014)	$(744)	$(1,007)

The assumptions used in the measurement of the retirement and postretirement plans for the years ended December 31 are as follows:

	Retirement Plans			Postretirement Plans		
	2001	2000	1999	2001	2000	1999
Discount rate	7.25%	7.75%	7.75%	7.25%	7.75%	7.75%
Return on assets	9.00%	9.00%	9.00%	—	—	—
Initial trend rate	—	—	—	12.00%	8.40%	8.80%
Salary progression	4.00%	4.25%	4.25%	—	—	—
Ultimate health care trend rate	—	—	—	5.00%	5.00%	5.00%
Years to ultimate trend	—	—	—	10	10	10

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A one-percentage point change in the assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(in thousands)	
Effect on total service and interest cost components	$ 1	$ (1)
Effect on post-retirement benefit obligation	$16	$(14)

At December 31, 2001, each pension plan had accumulated benefit obligations in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $8.3 million, $8.3 million and $7.2 million, respectively as of December 31, 2000.

In 2000, the Company recorded a $0.5 million curtailment gain and a $0.6 million net settlement loss on its pension liabilities and a $0.2 million curtailment gain on its postretirement benefit liabilities, as a result of the sale of the Specialty Metal Fabrication segment, which were included in the gain on the sale of discontinued operations.

401(k) Investment Plan: Under the Company's 401(k) Plan, substantially all of the Company's non-union employees and certain union employees are eligible to contribute a portion of their salaries into various investment options, which include the Company's common stock. The Company matches a percentage of the amounts contributed by the employees. The Company's matching contributions were approximately $0.4 million in 2001, 2000 and 1999.

Note 12 Stock Compensation Plans

Stock Options: At December 31, 2001, the Company had two stock option plans under which key employees and directors have options to purchase Transpro common stock. Under the 1995 Stock Plan (the "Stock Plan") options are granted at fair market value on the date of grant and are generally exercisable cumulatively at the rate of 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Options granted under the Stock Plan expire ten years and two days from the date of the grant. Awards of restricted stock may also be granted to key employees under the Stock Plan and may be issued in addition to, or in lieu of stock options. The total number of shares of common stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 2001 and 2000, respectively, 208,500 and 487,304 common shares were reserved for stock options and restricted shares granted under the Stock Plan. The Non-Employee Directors Stock Option Plan (the "Directors Plan") provides for the issuance of options at the fair market value of the common stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from the date of grant, 75% after three years from the date of grant and 100% after four years from the date of grant. Options granted under the Directors Plan expire ten years from the date of grant. The total number of shares of common stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares. At December 31, 2001 and 2000, 88,500 and 77,800 common shares were reserved for stock options granted under the Directors Plan.

On July 5, 2001, the Company commenced a tender offer for all outstanding options under the 1995 Stock Plan having an exercise price in excess of $4.00 per share. Under the terms of the offer, tendered options would be cancelled and exchanged for new options to be granted on or about the first business day which is six months and one day after the option cancellation date. The number of options to be granted would be equal to one half of the tendered options for those grants with an exercise price between $4.00 and $6.00 and one-third of the tendered options for those grants greater than $6.00. The tender offer expired on August 2, 2001. Of the options to purchase 116,576 shares available to be tendered, options to purchase 69,176 shares were tendered and have been cancelled. Options which were not tendered continue with their original terms and conditions.

Information regarding the Stock Plan and the Directors Plan is as follows:

		Option Price Range		
Stock Plan	Number of Options	Low	Weighted Average	High
Outstanding at December 31, 1998	440,515	$3.72	$7.64	$11.75
Granted	97,500	5.50	5.50	5.56
Canceled	(57,049)	5.88	7.53	11.75
Outstanding at December 31, 1999	480,966	3.72	7.22	11.75
Granted	—	—	—	—
Canceled	(10,688)	5.88	6.56	8.60
Outstanding at December 31, 2000	470,278	3.72	7.24	11.75
Granted	230,000	2.50	2.88	3.20
Canceled	(491,778)	2.50	6.94	11.75
Outstanding at December 31, 2001	208,500	2.50	3.14	5.88
Exercisable at December 31, 2001	10,125	5.88	5.88	5.88

		Option Price Range		
Directors Plan	Number of Options	Low	Weighted Average	High
Outstanding at December 31, 1998	56,400	$7.75	$9.70	$11.75
Granted	21,400	5.50	5.50	5.50
Outstanding at December 31, 1999	77,800	5.50	8.54	11.75
Granted	—	—	—	—
Outstanding at December 31, 2000	77,800	5.50	8.54	11.75
Granted	10,700	2.70	2.70	2.70
Outstanding at December 31, 2001	88,500	2.70	7.84	11.75
Exercisable at December 31, 2001	67,100	5.50	9.03	11.75

The weighted-average grant date fair values of options granted during 2001 and 1999 were $1.66 and $2.71. There were no options granted during 2000.

Additional information relating to outstanding options under both plans as of December 31, 2001 is as follows:

		Options Outstanding		Options Exercisable	
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Term (Years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 2.35 - $ 3.53	205,700	9.3	$ 2.93	0	0
$ 4.70 - $ 5.88	34,900	7.2	$ 5.65	20,825	$ 5.68
$ 7.05 - $ 8.23	10,700	5.3	$ 7.75	10,700	$ 7.75
$ 8.23 - $ 9.40	10,700	4.3	$ 8.38	10,700	$ 8.38
$ 9.40 - $10.58	14,000	3.8	$10.00	14,000	$10.00
$10.58 - $11.75	21,000	3.8	$11.17	21,000	$11.17

The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the financial statements. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans, consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," the pro forma net (loss) income and (loss) earnings per share would have been as follows:

	2001	2000	1999
	(in thousands, except per share amounts)		
Net (loss) income:			
As reported	$(20,838)	$(2,792)	$6,816
Pro forma	(21,108)	(3,021)	6,579
Basic net (loss) income per common share:			
As reported	(3.17)	(0.45)	1.03
Pro forma	(3.21)	(0.48)	0.99
Diluted net (loss) income per common share:			
As reported	(3.17)	(0.45)	0.96
Pro forma	(3.21)	(0.48)	0.93

The fair value of each option grant is estimated for the above disclosure on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	2.20%
Expected volatility	56.5%	55.7%	52.1%
Risk-free interest rate	4.6%	4.5%	6.5%
Expected life	6 Years	6 Years	6 Years

Restricted Stock: Restricted stock awards vest four years from the date of the award. Unearned compensation, representing the fair value of the restricted shares at the date of the award, is charged to income over the period. Compensation expense with respect to restricted shares amounted to $0.02 million in 2001, $0.04 million in 2000 and $0.05 million in 1999.

Information relating to outstanding restricted stock awards is as follows:

Outstanding at December 31, 1998 and 1999	24,026
Canceled	(7,000)
Outstanding at December 31, 2000	17,026
Vested	(5,126)
Canceled	(11,900)
Outstanding at December 31, 2001	—

Note 13 Income Taxes

The provision for (benefit from) income taxes for the three years ended December 31, is as follows:

	2001	2000	1999
		(in thousands)	
Current:			
Federal	$(1,999)	$(3,868)	$ 1,249
Foreign	273	203	86
State and local	(414)	(453)	182
	(2,140)	(4,118)	1,517
Deferred:			
Federal	(4,752)	(384)	265
Foreign	—	—	(107)
State and local	117	(113)	2
Benefit related to GDI restructuring	—	—	(2,858)
Valuation allowance	9,485	—	—
	4,850	(497)	(2,698)
Provision for (benefit from) income taxes	$ 2,710	$(4,615)	$(1,181)

A reconciliation of the provision for (benefit from) income taxes at the Federal statutory rate of 34% to the reported tax provision for (benefit from) continuing operations in 2001, 2000 and 1999 is as follows:

	2001	2000	1999
		(in thousands)	
(Benefit) provision computed at the Federal statutory rate	$(5,983)	$(4,709)	$ 1,332
State and local income taxes, net of Federal income tax benefit	(200)	(374)	121
Benefit related to GDI restructuring	—	—	(2,858)
Permanent differences	144	188	82
Federal audit adjustment	(576)	—	—
State tax credit adjustment	(390)	—	—
Valuation allowance	9,485	—	—
Other	230	280	142
Provision for (benefit from) income taxes	$ 2,710	$(4,615)	$(1,181)

Significant components of deferred income tax assets and liabilities as of December 31, are as follows:

	2001	2000
	(in thousands)	
Deferred tax assets:		
Inventories	$ 2,107	$ 2,133
Pensions	1,878	2,032
Postretirement benefits	283	269
Allowance for bad debts	1,406	1,093
Self insurance reserves	1,019	968
Warranty reserves	735	446
Accrued vacation	620	632
Federal net operating loss	3,515	—
Other	1,104	551
Valuation reserve	(9,485)	—
Total deferred tax assets	3,182	8,124
Deferred tax liabilities:		
Depreciation	(2,644)	(2,595)
Deferred charges	(373)	(417)
Other	(165)	(335)
Total deferred tax liabilities	(3,182)	(3,347)
Net deferred tax assets	$ —	$ 4,777

During the fourth quarter of 2001, the Company determined that in accordance with the provisions of SFAS 109, "Accounting for Income Taxes", a non-cash valuation allowance of $9.5 million was required to offset its net deferred tax asset balance. The reserve was required due to the Company's cumulative losses during the past three years. As the Company returns to profitability on a pre-tax basis, it would recover the valuation allowance, which would improve net income.

The earnings of certain foreign subsidiaries are considered permanently reinvested in the foreign operations and therefore no provision has been made for U.S. taxes related to these subsidiaries. (Loss) income before taxes from United States and foreign sources is as follows:

	2001	2000	1999
		(in thousands)	
United States	$(18,120)	$(14,301)	$3,516
Foreign	522	452	402
(Loss) income before taxes	$(17,598)	$(13,849)	$3,918

At December 31, 2001, the Company had a net operating loss carry-forward, which would expire in 2021.

Net income taxes (refunded) paid during 2001, 2000 and 1999 were $(2.8) million, $3.2 million and $1.9 million, respectively.

Note 14 (Loss) Income Per Share

The following table sets forth the computation of basic and diluted (loss) income per common share:

	2001	2000	1999
	(in thousands, except per share amounts)		
Numerator:			
(Loss) income from continuing operations	$(20,308)	$(9,234)	$5,099
Less: preferred stock dividends	(138)	(142)	(60)
(Loss) income from continuing operations (attributable) available to common stockholders	(20,446)	(9,376)	5,039
Income from discontinued operation, net of tax	—	440	1,717
Gain on sale of discontinued operation, net of tax	—	6,002	—
Loss on debt extinguishment	(530)	—	—
Net (loss) income (attributable) available to common stockholders	(20,976)	(2,934)	6,756
Add back: preferred stock dividend	—	—	60
Net (loss) income (attributable) available to stockholders and assumed conversion	$(20,976)	$(2,934)	$6,816
Denominator:			
Weighted average common shares	6,624	6,590	6,597
Non-vested restricted stock	—	(17)	(24)
Adjusted weighted average common shares — basic	6,624	6,573	6,573
Dilutive effect of stock options and restricted non-vested stock	—	—	19
Dilutive effect of Series B Preferred Stock	—	—	497
Adjusted weighted average common shares — diluted	6,624	6,573	7,089
Basic (loss) income per common share:			
Continuing operations	$ (3.09)	$ (1.43)	$ 0.77
Discontinued operation	—	0.07	0.26
Gain on sale of discontinued operation	—	0.91	—
Loss on debt extinguishment	(0.08)	—	—
Net (loss) income per common share	$ (3.17)	$ (0.45)	$ 1.03
Diluted (loss) income per common share:			
Continuing operations	$ (3.09)	$ (1.43)	$ 0.72
Discontinued operation	—	0.07	0.24
Gain on sale of discontinued operation	—	0.91	—
Loss on debt extinguishment	(0.08)	—	—
Net (loss) income per common share	$ (3.17)	$ (0.45)	$ 0.96

The weighted average basic common shares outstanding was used in the calculation of the diluted loss per common share for the years ended December 31, 2001 and 2000 as the use of weighted average diluted common shares outstanding would have an anti-dilutive effect on the loss per share.

There were outstanding options to purchase common stock excluded from the diluted calculation because their exercise price exceeded the average market price of Transpro common stock during the respective earnings periods. The shares excluded and the average market prices were as follows:

	2001	2000	1999
Options	181,300	394,354	347,115
Average market prices	$ 2.96	$ 4.49	$ 6.22

Note 15 Commitments and Contingencies

Leases: The Company's leases consist primarily of manufacturing and distribution facilities and equipment, which expire between 2002 and 2012. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $4.2 million in 2001, $4.3 million in 2000 and $4.9 million in 1999.

Future minimum annual rental payments under non-cancelable operating leases as of December 31, 2001 were as follows: $4.2 million in 2002, $3.2 million in 2003, $2.6 million in 2004, $2.3 million in 2005, $1.5 million in 2006 and $4.0 million thereafter.

Insurance: The Company is self-insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company has reserved approximately $2.7 million to pay such claims as of December 31, 2001.

Legal Proceedings: Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment-related claims. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Environmental Matters: The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental-related liabilities might exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, other than amounts already provided, for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Note 16 Business Segments

Aftermarket heating and cooling systems product lines include complete radiators and radiator cores, heaters, air conditioning condensers, air conditioning compressors and other air conditioning parts for aftermarket customers. The OEM heat transfer systems business provides manufactured specialized heavy-duty equipment radiators, charge air coolers and oil coolers to original equipment manufacturers.

The Company evaluates the performance of its segments and allocates resources accordingly based on operating income (loss) before interest and taxes. Intersegment sales are recorded at cost. Certain other expenses such as information technology, human resources and finance and accounting functions are allocated between segments based on their respective use of shared facilities and resources.

The tables below set forth information about reported segments for the three years ended December 31:

	Consolidated Revenues			(Loss) Income from Continuing Operations Before Interest & Taxes		
	2001	2000	1999	2001	2000	1999
			(in thousands)			
Trade sales:						
Aftermarket heating and cooling systems	$173,389	$166,544	$166,235	$ (2,683)	$(1,137)	$14,064
OEM heat transfer systems	29,923	36,776	39,328	(5,862)	(3,810)	(1,324)
Inter-segment revenues:						
Aftermarket heating and cooling systems	4,761	6,851	5,868	—	—	—
OEM heat transfer systems	449	63	16	—	—	—
Elimination of inter-segment revenues	(5,210)	(6,914)	(5,884)	—	—	—
Corporate expenses	—	—	—	(4,526)	(4,087)	(4,378)
Consolidated totals	$203,312	$203,320	$205,563	$(13,071)	$(9,034)	$ 8,362

	Total Assets			Capital Expenditures			Depreciation and Amortization Expense		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Aftermarket heating and cooling systems	$106,384	$121,440	$121,385	$2,705	$3,389	$4,272	$3,865	$4,060	$4,293
OEM heat transfer systems	13,272	19,202	19,853	372	1,966	1,921	1,466	1,515	1,506
Corporate	10,027	16,325	35,055	—	—	1	183	185	187
Consolidated totals	$129,683	$156,967	$176,293	$3,077	$5,355	$6,194	$5,514	$5,760	$5,986

Corporate includes assets held for disposal in 1999.

Restructuring and other special charges included in (loss) income from operations before interest and taxes for the three years ended December 31, are as follows:

	2001	2000	1999
		(in thousands)	
Aftermarket heating and cooling systems	$3,988	$ 732	$325
OEM heat transfer systems	587	—	—
Corporate	—	675	—
Totals	$4,575	$1,407	$325

In 2001, 2000 and 1999, the Company had one customer, which accounted for 19%, 20% and 12% of net sales, respectively. These sales were in the Aftermarket heating and cooling systems segment. No other customers individually represented more than 10% of net trade sales.

Note 17 Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2001			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	(in thousands, except per share amounts)			
Net sales	$45,707	$55,370	$57,351	$ 44,884
Gross margin	4,839	6,191	11,415	3,086
Loss from continuing operations	(3,208)	(2,849)	(1,031)	(13,220)
Loss on extinguishment of debt	(380)	—	—	(150)
Net loss	(3,588)	(2,849)	(1,031)	(13,370)
Basic loss per common share:				
Continuing operations	(0.49)	(0.44)	(0.16)	(1.98)
Extinguishment of debt	(0.06)	—	—	(0.02)
Net loss per common share	(0.55)	(0.44)	(0.16)	(2.00)
Diluted loss per common share:				
Continuing operations	(0.49)	(0.44)	(0.16)	(1.98)
Extinguishment of debt	(0.06)	—	—	(0.02)
Net loss per common share	(0.55)	(0.44)	(0.16)	(2.00)

	Year Ended December 31, 2000			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net sales	$48,430	$53,839	$53,625	$47,426
Gross margin	6,555	10,550	8,584	842
(Loss) income from continuing operation	(2,661)	1,023	(1,620)	(5,976)
Income from discontinued operation, net of tax	440	—	—	—
Gain (loss) on sale of discontinued operation, net of tax	—	6,002	187	(187)
Net (loss) income	(2,221)	7,025	(1,433)	(6,163)
Basic (loss) income per common share:				
Continuing operation	(0.41)	0.16	(0.25)	(0.93)
Discontinued operation	0.07	—	—	—
Gain (loss) on sale of discontinued operation	—	0.91	0.03	(0.03)
Net (loss) income per common share	(0.34)	1.07	(0.22)	(0.96)
Diluted (loss) income per common share:				
Continuing operation	(0.41)	0.14	(0.25)	(0.93)
Discontinued operation	0.07	—	—	—
Gain (loss) on sale of discontinued operation	—	0.85	0.03	(0.03)
Net (loss) income per common share	(0.34)	0.99	(0.22)	(0.96)

Prior year and prior quarter balances have been reclassified to correspond with the account classifications used at the end of 2001. During the fourth quarter of 2001, the Company recorded a valuation reserve in the amount of $9.5 million against its net deferred tax asset in accordance with the provisions of SFAS 109 "Accounting for Income Taxes".

Note 18 Subsequent Event

During March 2002, tax legislation was enacted which included a provision that allows pre-tax losses incurred in 2001 and 2002 to be carried-back for a period of five years instead of the current two years. As a result, the Company will increase its net income in the first quarter of 2002 by approximately $3.5 million, which reflects a reduction in the deferred tax valuation allowance. This amount is expected to be received in cash during the second quarter of 2002.

Schedule II

Transpro, Inc.
Valuation And Qualifying Accounts

	Balance At Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (1)	Write-offs	Balance At End of Period
Year Ended December 31, 2001					
Allowance for doubtful accounts	$2,698	$1,786	$ —	$(1,679)	$2,805
Allowance for excess/slow moving inventory	4,969	1,942	—	(2,329)	4,582
Reserve for warranty costs	1,100	2,243	—	(1,410)	1,933
Tax valuation reserve	—	9,485	—	—	9,485
Year Ended December 31, 2000					
Allowance for doubtful accounts	$1,943	$ 739	$ 26	$ (10)	$2,698
Allowance for excess/slow moving inventory	4,550	3,047	—	(2,628)	4,969
Reserve for warranty costs	559	2,015	—	(1,474)	1,100
Year Ended December 31, 1999					
Allowance for doubtful accounts	$2,205	$ 268	$(238)	$ (292)	$1,943
Allowance for excess/slow moving inventory	5,405	668	(232)	(1,291)	4,550
Reserve for warranty costs	836	1,074	—	(1,351)	559

(1) Amounts charged to other accounts in doubtful accounts and inventory in 1999 were related to acquisition reserves recorded to goodwill.

Item 9. Changes in and Disagreements With Accountants On Accounting and Financial Disclosure

There have been no disagreements between Registrant and its independent accountants on accounting and financial disclosure during the year ended December 31, 2001.

PART III

Item 10. Directors and Executive Officers of the Registrant

Portions of the information required by this item are included in Part I hereof, on page 8 of this Report. Other information required by this item is contained in the Company's 2002 Proxy Statement under the heading, "PROPOSAL NO. 1 — ELECTION OF DIRECTORS" and is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the Company's 2002 Proxy Statement under the heading "EXECUTIVE COMPENSATION" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information contained in the Company's 2002 Proxy Statement under the heading "STOCK OWNERSHIP — Principal Stockholders and Directors and Officers" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information contained in the Company's 2002 Proxy Statement, under the heading "CERTAIN TRANSACTIONS" is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports On Form 8-K

(a) (1) Financial Statements of the Registrant

See Consolidated Financial Statements under Item 8 on page 18 through 41 of this Report.

(a) (2) Financial Statement Schedules

See Schedule II — Valuation and Qualifying Accounts under Item 8 on page 42 of this Report.

Schedules other than the schedule listed above are omitted because they are not applicable, or because the information is furnished elsewhere in the Consolidated Financial Statements or the Notes thereto.

(a) (3) Exhibits

The information required by this Item relating to Exhibits to this Report is included in the Exhibit Index in (c) below.

(b) Reports on Form 8-K

On October 24, 2001, the Company filed a Current Report on Form 8-K, which included the press release of October 23, 2001 announcing guidance on third quarter results and preliminary details on a restructuring charge to be taken between the third quarter of 2001 and the second quarter of 2002.

(c) Exhibits — The following exhibits are filed as part of this report:

2.1 Agreement, dated June 15, 1995, between Allen Heat Transfer Products, Inc., AHTP II, Inc., GO/DAN Industries and Handy & Harman Radiator Corporation. (1)

2.2 Asset Purchase Agreement dated as of April 17, 2000 by and among Transpro, Inc. and Leggett & Platt, Incorporated. (6)

3.1(i) Restated Certificate of Incorporation of Transpro, Inc. (2)

3.1(ii) By-laws of Transpro, Inc., as amended (11)

4.1 Form of Rights Agreement between the Company and American Stock Transfer & Trust Company, as assignee of the First National Bank of Boston, as Rights Agent (including form of Certificate of Designations of Series A Junior Participating Preferred Stock and form of Rights Certificate). (1)

4.2 Form of Revolving Credit Agreement between the Company and Certain lending Institutions or Banks, Bankboston, N.a., as Agent. (1)

4.3 First Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, Bankboston N.a. as Agent. (4)

4.4 Waiver and Second Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, Bankboston, N.A., as Agent. (4)

4.5 Third Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, Bankboston N.a. as Agent. (5)

4.6 Limited Waiver and Fourth Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, Bankboston, N.a., as Agent. (7)

4.7 Forbearance Agreement dated as of August 18, 2000. (8)

4.8 Forbearance Agreement dated as of September 29, 2000. (8)

4.9 Forbearance Agreement dated as of November 15, 2000. (9)

4.10 Forbearance Agreement dated as of December 20, 2000. (9)

4.11 Loan and Security Agreement dated as of January 4, 2001, by and between Congress Financial Corporation (new England) as Lender and Transpro, Inc., Ready-Aire, Inc., and Go/Dan Industries, Inc. as Borrowers. (9)

The Company is a party to certain other long-term debt agreements each of which does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to file such agreements upon request from the Securities and Exchange Commission.

4.12 First Amendment to Loan and Security Agreement with Congress Financial Corporation. (10)

4.13 Second Amendment to Loan and Security Agreement with Congress Financial Corporation.(10)

4.14 Third Amendment to Loan and Security Agreement with Congress Financial Corporation.

4.15 Fourth Amendment to Loan and Security Agreement with Congress Financial Corporation.

4.16 Fifth Amendment to Loan and Security Agreement with Congress Financial Corporation.

4.17 Sixth Amendment to Loan and Security Agreement with Congress Financial Corporation.

10.1 Transpro, Inc. 1995 Stock Plan. (1)

10.2 Form of Stock Option Agreement under the 1995 Stock Plan. (1)

10.3 Form of Transpro, Inc. 1995 Non-employee Directors Stock Option Plan. (1)

10.4 Form of Stock Option Agreement under the 1995 Non-employee Directors Stock Option Plan. (1)

10.5 Form of Contribution Agreement between Allen and the Company. (1)

10.6 Form of Instrument of Assumption of the Company. (1)

10.7 Form of Indemnification Agreement. (1)

10.8 Form of Employment Agreement between the Company and Henry P. Mchale. (1)

10.9 Amendment No. 1 to Employment Agreement between the Company and Henry P. Mchale. (3)

10.10 Separation and Release Agreement dated December 18, 2000 between the Company and Henry P. Mchale. (9)

10.11 Form of Key Employee Severance Policy. (1)

10.12 Letter Agreement, dated December 15, 1992 between Jeffrey J. Jackson and Go/Dan Industries. (1)

10.13 Employment Agreement between the Company and Charles E. Johnson. (10)

21.1 Subsidiaries of the Company.

23 Consent of PricewaterhouseCoopers LLP.

24 Powers of Attorney (included on signature page).

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-96770).

(2) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 1998 (File No. 1-13894).

(3) Incorporated by reference to the Company's 1998 Form 10-K (File No. 1-13894).

(4) Incorporated by reference to the Company's Form 10-Q/A for the quarter ended March 31, 1999 (File No. 1-13894).

(5) Incorporated by reference to the Company's 1999 Form 10-K (File No. 1-13894).

(6) Incorporated by reference to the Company's Form 8-K filed May 2, 2000 (File No. 1-13894).

(7) Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2000 (File No. 1-13894).

(8) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2000 (File No. 1-13894).

(9) Incorporated by reference to the Company's 2000 Form 10-K (File No. 1-13894).

(10) Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2001 (File No. 1-13894).

(11) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2001 (File No. 1-13894).

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transpro, Inc.

By /s/ Charles E. Johnson

Charles E. Johnson
President and Chief Executive Officer

Date: March 22, 2002

POWER OF ATTORNEY

Each of the undersigned hereby appoints Barry R. Banducci and Charles E. Johnson and each of them severally, his or her true and lawful attorneys to execute on behalf of the undersigned any and all amendments to this annual report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission. Each such attorney will have the power to act hereunder with or without the others. Each of the undersigned hereby ratifies and confirms all such attorneys, or any of them may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ William J. Abraham, Jr. William J. Abraham, Jr., Director	March 22, 2002
/s/ Barry R. Banducci Barry R. Banducci, Director	March 22, 2002
/s/ Philip Wm. Colburn Philip Wm. Colburn, Director	March 22, 2002
/s/ Charles E. Johnson Charles E. Johnson, President, Chief Executive Officer and Director	March 22, 2002
/s/ Paul R. Lederer Paul R. Lederer, Director	March 22, 2002
/s/ Sharon M. Oster Sharon M. Oster, Director	March 22, 2002
/s/ F. Alan Smith F. Alan Smith, Director	March 22, 2002
/s/ Richard A. Wisot Richard A. Wisot Vice President, Treasurer, Secretary and Chief Financial Officer Principal Financial and Accounting Officer	March 22, 2002

TRANSPRO™

The Heat Transfer Professionals™

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
phone: 203.401.6450
web: www.transpro.com